UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 03, 2018

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half-year Report dated 02 August 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 03, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC
Interim Results Announcement

30 June 2018

Table of Contents

Results Announcement	Page
Notes	1
Performance Highlights	2-3
Group Chief Executive Officer’s Review	4
Group Finance Director’s Review	5-7
Results by Business
● Barclays UK	8-10
● Barclays International	11-14
● Head Office	15
Quarterly Results Summary	16
Quarterly Results by Business	17-22
Barclays Non-Core Results	23
Discontinued Operation Results	24
Performance Management
● Margins and Balances	25
Risk Management
● Risk Management and Principal Risks	26
● Credit Risk	27-33
● Market Risk	34
● Treasury and Capital Risk	35-46
Statement of Directors’ Responsibilities	47
Independent Review Report to Barclays PLC	48
Condensed Consolidated Financial Statements	49-54
Financial Statement Notes	55-93
Appendix: Non-IFRS Performance Measures	94-102
Shareholder Information	103

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays or Barclays Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2018 to the corresponding six months of 2017 and balance sheet analysis as at 30 June 2018 with comparatives relating to 31 December 2017 and 30 June 2017. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the date these interim results were approved.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 1 August 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 6-K will also be available from the Barclays Investor Relations website at home.barclays/results and from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 94 to 102 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Group’s control. As a result, the Barclays Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 Performance Highlights

Strong financial performance with increased profitability, driving an 11.6% return on tangible equity and earnings per share of 14.9p for H118, excluding litigation and conduct charges

●	Returns1:	●	Barclays Group return on tangible equity (RoTE) of 11.6%, with double digit returns in both Barclays UK and Barclays International
		●	Remain on track to achieve Barclays Group medium term RoTE targets of greater than 9% in 2019 and greater than 10% in 2020
●	Cost efficiency1:	●	Barclays Group operating expenses decreased 5% to £6.7bn, driving an improved cost: income ratio of 61% (H117: 64%)
		●	Remain on track for guidance on Barclays Group operating expenses of £13.6-13.9bn in 2019
●	Capital and dividends:	●
Common equity tier 1 (CET1) ratio was 13.0% (December 2017: 13.3%), at the end- state target of c.13%, as organic capital generation from profits was more than offset by a c.60bps impact from litigation and conduct charges in Q118, and a £6.3bn increase in risk weighted assets (RWAs)

		●	Declared a dividend of 2.5p per share for H118 and reiterate the intention to pay a dividend of 6.5p per share for 2018, subject to regulatory approvals

●
Barclays Group profit before tax was £1,659m (H117: £2,341m), which included litigation and conduct charges of £2.0bn (H117: £0.7bn) principally related to a £1.4bn settlement with the US Department of Justice (DoJ) with regard to Residential Mortgage-Backed Securities (RMBS) and charges of £400m (H117: £700m) due to Payment Protection Insurance (PPI)

●
Excluding litigation and conduct charges, Group profit before tax increased 20% to £3,701m despite the adverse effect of the 10% depreciation of average USD against GBP. This increase in profit before tax was driven by a 46% improvement in credit impairment charges, primarily reflecting single name recoveries in wholesale banking, the improved macroeconomic forecasts in the US, and portfolio adjustments as IFRS 9 continues to embed, and a 5% reduction in operating expenses, mainly in the Corporate and Investment Bank (CIB)

●
Barclays UK profit before tax increased to £826m (H117: £634m). Excluding litigation and conduct, RoTE was 17.3% (H117: 20.3%) as profit before tax declined 7% to £1,240m, reflecting a 2% increase in operating expenses due to continued investment in digitising the bank, a 1% decrease in income and a 4% increase in credit impairment charges

●
Barclays International profit before tax increased to £2,710m (H117: £2,617m), driving an RoTE of 12.6% (H117: 12.4%), with double digit returns in both CIB and Consumer, Cards and Payments. The 4% increase in profit before tax was driven by a 74% decrease in credit impairment charges and a 1% reduction in operating expenses, while income declined 3%

●
Attributable profit was £468m (H117: loss of £1,211m) and basic earnings per share was 3.3p (H117: loss per share of 6.6p). Excluding litigation and conduct, earnings per share was 14.9p (H117: loss per share of 2.4p)

●
Tangible net asset value (TNAV) per share was 259p (December 2017: 276p) as the impact of the implementation of IFRS 9, and litigation and conduct charges in Q118 more than offset profits in the half year

1	Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13%.

Barclays Group results for the half year ended
	30.06.18	30.06.17
	£m	£m	% Change
Total income	10,934	10,881	-
Credit impairment charges and other provisions	(571)	(1,054)	46
Net operating income	10,363	9,827	5
Operating expenses excluding litigation and conduct	(6,674)	(6,989)	5
Litigation and conduct1	(2,042)	(743)
Operating expenses	(8,716)	(7,732)	(13)
Other net income	12	246	(95)
Profit before tax	1,659	2,341	(29)
Tax charge	(737)	(778)	5
Profit after tax in respect of continuing operations	922	1,563	(41)
Loss after tax in respect of discontinued operation	-	(2,195)
Non-controlling interests in respect of continuing operations	(108)	(138)	22
Non-controlling interests in respect of discontinued operation	-	(140)
Other equity instrument holders2	(346)	(301)	(15)
Attributable profit/(loss)	468	(1,211)

Performance measures
Return on average tangible shareholders' equity2	2.6%	(4.6%)
Average tangible shareholders' equity (£bn)	43.8	49.4
Cost: income ratio	80%	71%
Loan loss rate (bps)	35	49
Basic earnings/(loss) per share2	3.3p	(6.6p)
Basic earnings per share in respect of continuing operations2	3.3p	7.1p
Dividend per share	2.5p	1.0p

Performance measures excluding litigation and conduct1
Profit before tax	3,701	3,084	20
Attributable profit/(loss)	2,457	(489)
Return on average tangible shareholders' equity2	11.6%	(1.6%)
Cost: income ratio	61%	64%
Basic earnings/(loss) per share2	14.9p	(2.4p)

	As at	As at	As at
	30.06.18	31.12.17	30.06.17
Balance sheet and capital management3	£bn	£bn	£bn
Tangible net asset value per share	259p	276p	284p
Common equity tier 1 ratio4	13.0%	13.3%	13.1%
Common equity tier 1 capital	41.4	41.6	42.8
Risk weighted assets	319.3	313.0	327.4
Average UK leverage ratio	4.6%	4.9%	4.8%
Average tier 1 capital	49.7	51.2	52.1
Average UK leverage exposure	1,082	1,045	1,092

Funding and liquidity
Group liquidity pool	214	220	201
CRD IV liquidity coverage ratio	154%	154%	149%
Loan: deposit ratio	83%	81%	82%

1	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.
2
The profit after tax attributable to other equity instrument holders of £346m (H117: £301m) is offset by a tax credit recorded in reserves of £93m (H117: £82m). The net amount of £253m (H117: £219m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3
Capital, RWAs and leverage measures are calculated applying the transitional arrangements of the Capital Requirements Regulation (CRR). This includes IFRS 9 transitional arrangements. For more information refer to the Barclays PLC Pillar 3 Report H1 2018, due to be published by 31 August 2018, located at home.barclays/results.

4	The fully loaded CET1 ratio was 12.6%, with £40.1bn of CET1 capital and £319.2bn of RWAs, calculated without applying the transitional arrangements of the CRR.

Group Chief Executive Officer’s Review

“The first half of 2018 has been characterised by strong financial performance and increased profitability.

Our Group return on tangible equity (RoTE) was 11.6% and profit before tax was £3.7bn, excluding litigation and conduct.

Barclays’ CET1 capital ratio was 13.0%, driven by strong organic earnings growth and the regulatory deconsolidation of Barclays Africa.

Within the Group numbers, Barclays UK produced a RoTE of 17.3% for the half, powered by good performances in Personal Banking and Business Banking. Barclays International delivered a RoTE of 12.9%, with strong profits in Consumer, Cards and Payments, as well as the returns in the Markets division of our Corporate and Investment Bank, being particular highlights.

The second quarter, where we generated a Group RoTE of 12.3%, underlines the growing pace of delivery at Barclays. This is a business which is performing well, having addressed the challenges of the last decade.

It was the first quarter for some time with no significant litigation or conduct charges, restructuring costs, or other exceptional expenses which hit our profitability. In effect then, it is the first clear sight of the statutory performance of the business which we have re-engineered over the past two and a half years – Barclays’ transatlantic consumer and wholesale bank – and it is a positive sight.

We are also pleased to see the burgeoning impact of our Group-wide Service Company’s focus on operational effectiveness, remaining on track for our cost target range for 2019 whilst also creating headroom to invest in growth.

This means we can begin to target opportunities to drive even better customer and client service, fuel top line growth and generate further efficiency gains.

This first half performance shows a bank beginning to demonstrate its true potential and value. The numbers we have posted strengthen our confidence that Barclays can deliver attractive and sustainable profits, and in our ability to return a greater proportion of those profits to shareholders over time.”

James E Staley, Group Chief Executive Officer

Group Finance Director’s Review

The Barclays Group delivered double digit RoTE of 11.6% in the first half of 2018, driven by returns of 17.3% in Barclays UK and 12.9% in Barclays International, excluding litigation and conduct. Stable income and a reduction in operating expenses, excluding litigation and conduct, drove positive jaws resulting in a Group cost: income ratio of 61% for the first half. Progress was made on resolving significant outstanding legacy litigation and conduct matters, with the settlement with the US DoJ regarding RMBS and charges relating to PPI in Q118, which impacted statutory profits, TNAV and capital.

Barclays is now well-positioned to deliver strong earnings going forward, and remains confident of achieving its returns and cost targets. An interim dividend of 2.5p was declared, and Barclays reiterates its intention to pay a total dividend of 6.5p for 2018, subject to regulatory approvals.

Group performance

●
Profit before tax was £1,659m (H117: £2,341m). Excluding litigation and conduct charges, profit before tax increased 20% to £3,701m driven by a 46% improvement in credit impairment charges and a 5% reduction in operating expenses. The 10% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses

●
Total income was broadly in line at £10,934m (H117: £10,881m). Barclays UK income decreased 1%, while Barclays International income declined 3% as a 1% increase in CIB income was more than offset by an 11% reduction in Consumer, Cards and Payments, primarily as a result of one-off gains in H117 reflecting management de-risking actions. Head Office income was a net expense of £205m (H117: income of £2m), and the Group benefited from the non-recurrence of negative income associated with the former Non-Core division, which was closed on 1 July 2017

●
Credit impairment charges reduced 46% to £571m driven by Barclays International, primarily due to single name recoveries in wholesale banking, improved macroeconomic forecasts in the US, the impact of repositioning the US cards portfolio towards a lower risk mix, repayment of certain US card balances following higher than expected seasonality and portfolio adjustments as IFRS 9 continues to embed. The Barclays Group loan loss rate was 35bps (H117: 49bps)

●
Barclays adopted IFRS 9, Financial Instruments from 1 January 2018, requiring the recognition of impairment earlier in the lifecycle of a product having considered forward-looking information. As experienced during H118, the impairment measurement and resulting charge has been more volatile in response to the impacts from an improved macroeconomic outlook, higher than expected seasonality and single name recoveries. These impacts are not expected to repeat in a stable economic and credit environment. In addition, the H118 impairment charge included a non-recurring reduction from portfolio adjustments as IFRS 9 continues to be embedded within our business as usual process and controls including the performance of impairment models

●
Operating expenses of £8,716m (H117: £7,732m) included litigation and conduct charges of £2,042m (H117: £743m), excluding which, operating expenses reduced 5% to £6,674m, driven by a 2% reduction in Barclays International and the non-recurrence of costs associated with the former Non-Core division. The cost: income ratio, excluding litigation and conduct, reduced to 61% (H117: 64%)

●	Other net income declined to £12m (H117: £246m) primarily reflecting the non-recurrence of gains on the sales of Barclays’ share in VocaLink and a joint venture in Japan in H117
●
The effective tax rate increased to 44.4% (H117: 33.2%) mainly due to higher litigation and conduct costs which are non-deductible for tax purposes. Excluding litigation and conduct, the underlying effective tax rate reduced to 21.3% (H117: 25.9%), primarily due to the reduction in the US federal corporate income tax rate under the US Tax Cuts and Jobs Act and the beneficial impact of adjustments to prior periods that have been recognised in H118. The Group’s underlying effective tax rate for the full year 2018 and future periods is expected to be in the mid-20 percents

●	RoTE was 11.6% (H117: negative 1.6%) and earnings per share was 14.9p (H117: loss per share of 2.4p), excluding litigation and conduct
●
TNAV per share was 259p (December 2017: 276p) as the impact of the implementation of IFRS 9 and litigation and conduct charges in Q118 more than offset profits in the half year. TNAV per share increased 8p from March 2018, predominantly driven by profits in the quarter

●	Refer to pages 8 to 15 for further detail on Results by Business

Group capital and leverage

●	Barclays’ CET1 ratio decreased to 13.0% (December 2017: 13.3%) due to an increase in RWAs of £6.3bn to £319.3bn and a decrease in CET1 capital of £0.2bn to £41.4bn
●
The increase in RWAs reflected an increase in both businesses within Barclays International and regulatory methodology changes for the Education, Social Housing and Local Authority (ESHLA) portfolio in Barclays UK, offset by the net reduction due to Barclays Africa Group Limited (BAGL) regulatory deconsolidation

●	£0.8bn of organic capital generation from profits, after absorbing the impacts of litigation and conduct charges, was offset by £0.8bn of regulatory deductions for dividends paid and foreseen
●
The average UK leverage ratio decreased to 4.6% (December 2017: 4.9%) primarily driven by increased exposures due to securities financing transactions (SFTs) and trading portfolio assets trading activity, as well as a decrease in average tier 1 capital

Group funding and liquidity

●
The Barclays Group continued to maintain surpluses to its internal and regulatory liquidity requirements. The liquidity pool decreased to £214bn (December 2017: £220bn) driven largely by the deployment of funding to support business growth. The liquidity coverage ratio (LCR) remained at 154% (December 2017: 154%), equivalent to a surplus of £73bn (December 2017: £75bn) to the 100% requirement

●
Wholesale funding outstanding (excluding repurchase agreements) was £149bn (December 2017: £144bn). In H118, Barclays Group issued £6.2bn of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in a range of different currencies. Barclays Bank PLC continued to issue in the shorter term markets and Barclays Bank UK PLC issued in the shorter term and secured markets, helping to maintain their stable and diversified funding bases. Notable issuances in H118 included $3bn 3 year senior unsecured notes from Barclays Bank PLC and a £1.25bn 5 year covered bond from Barclays Bank UK PLC. Barclays Group has continued to reduce its reliance on short-term wholesale funding, where the proportion maturing in less than 1 year fell to 27% (December 2017: 31%)

Other matters

●
In H118 Barclays reached a settlement with the US DoJ to resolve the civil complaint brought by the DoJ in December 2016 relating to RMBS sold by Barclays between 2005 and 2007. Barclays paid a civil monetary penalty of $2,000m (£1,420m) in H118

●
Additional charges of £400m (H117: £700m) relating to PPI were recognised in Q118 mainly as a result of continued higher complaints flow. The remaining PPI provision as at 30 June 2018 was £1.4bn (December 2017: £1.6bn) to cover claims through to the deadline of 29 August 2019. Management views its current PPI provision as appropriate, but will continue to closely monitor complaint trends and the associated provision adequacy

●
On 1 April 2018 Barclays successfully established its ring-fenced bank, Barclays Bank UK PLC, after receiving approval from the Prudential Regulation Authority (PRA) and the High Court of Justice of England and Wales to implement the ring-fencing transfer scheme under Part VII of the Financial Services Markets Act 2000

●
The PRA agreed to Barclays fully deconsolidating BAGL for regulatory reporting purposes effective 30 June 2018. Barclays had been applying proportional consolidation for regulatory purposes since Q217. Barclays' shareholding in BAGL of 14.9% will now be treated as a 250% risk weighted asset

●
On 21 May 2018 Barclays announced that the Crown Court had dismissed all of the charges that had been brought by the Serious Fraud Office (SFO) against Barclays PLC and Barclays Bank PLC regarding matters which arose in the context of Barclays’ capital raisings in 2008. On 23 July 2018 the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays intends to defend the application brought by the SFO

Outlook and guidance

●
Barclays is confident in the execution of its strategy and remains on track to achieve its RoTE1 targets of greater than 9% for 2019 and greater than 10% for 2020 based on a CET1 ratio of c.13%, and operating expenses1 guidance in the range of £13.6–13.9bn for 2019. The Group’s H118 results reflect good progress towards these targets

●
For H218, which will be subject to seasonal effects as usual, it is too early to provide comments on expected performance, although income in Barclays UK is anticipated to remain steady despite some margin pressures, while Barclays International income will be influenced in part by conditions across investment banking markets, where volatility has been low in July

●
The impairment charge for H118 demonstrates the volatility that may result under IFRS 9 and Barclays currently expects impairment for H218 to be higher than for H118, subject to changes in actual or forward-looking macroeconomic conditions or material changes to individual portfolios or changes from the continuing embedment of IFRS 9

●	Operating expenses1 for 2018 are expected to be in the region of £13.9bn including bank levy, subject to exchange rates, reflecting continuing investment in the Group’s businesses

Dividends

●	An interim dividend of 2.5p per share will be paid on 17 September 2018. Barclays reiterates its intention to pay a 6.5p dividend for 2018, subject to regulatory approvals

Tushar Morzaria, Group Finance Director

1	Excluding litigation and conduct, with returns targets based on a Barclays Group CET1 ratio of c.13.0%.

Results by Business

Barclays UK	Half year ended	Half year ended
	30.06.18	30.06.17
Income statement information	£m	£m	% Change
Net interest income	2,986	3,045	(2)
Net fee, commission and other income	638	616	4
Total income	3,624	3,661	(1)
Credit impairment charges and other provisions	(415)	(398)	(4)
Net operating income	3,209	3,263	(2)
Operating expenses excluding litigation and conduct	(1,973)	(1,933)	(2)
Litigation and conduct1	(414)	(695)	40
Operating expenses	(2,387)	(2,628)	9
Other net income/(expenses)	4	(1)
Profit before tax	826	634	30
Attributable profit	426	185

	As at 30.06.18	As at 31.12.17	As at 30.06.17
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	185.3	183.8	166.6
Total assets	245.9	237.4	203.4
Customer deposits at amortised cost	194.3	193.4	187.4
Loan: deposit ratio	96%	95%	89%
Risk weighted assets	75.0	70.9	66.1
Period end allocated tangible equity	10.2	9.6	8.6

	Half year ended	Half year ended
Key facts	30.06.18	30.06.17
Average loan to value of mortgage portfolio	50%	47%
Average loan to value of new mortgage lending	64%	62%
Number of branches	1,155	1,295
Mobile banking active customers	6.7m	6.0m
30 day arrears rate - Barclaycard Consumer UK	1.9%	2.0%

Performance measures
Return on average allocated tangible equity	9.0%	4.6%
Average allocated tangible equity (£bn)	10.0	8.8
Cost: income ratio	66%	72%
Loan loss rate (bps)	44	47
Net interest margin	3.24%	3.69%

Performance measures excluding litigation and conduct1	£m	£m
Profit before tax	1,240	1,329	(7)
Attributable profit	838	873	(4)
Return on average allocated tangible equity	17.3%	20.3%
Cost: income ratio	54%	53%

1	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Half year ended	Half year ended
	30.06.18	30.06.17
Analysis of total income	£m	£m	% Change
Personal Banking1	1,987	2,076	(4)
Barclaycard Consumer UK	1,031	993	4
Business Banking1	606	592	2
Total income	3,624	3,661	(1)

Analysis of credit impairment charges and other provisions
Personal Banking1	(121)	(108)	(12)
Barclaycard Consumer UK	(252)	(272)	7
Business Banking1	(42)	(18)
Total credit impairment charges and other provisions	(415)	(398)	(4)

	As at 30.06.18	As at 31.12.17	As at 30.06.17
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking1	143.6	141.3	138.6
Barclaycard Consumer UK	15.2	16.4	16.2
Business Banking1	26.5	26.1	11.8
Total loans and advances to customers at amortised cost	185.3	183.8	166.6

Analysis of customer deposits at amortised cost
Personal Banking1	152.9	153.1	151.1
Barclaycard Consumer UK	-	-	-
Business Banking1	41.4	40.3	36.3
Total customer deposits at amortised cost	194.3	193.4	187.4

1	Wealth has been reclassified from Wealth, Entrepreneurs & Business Banking (now named Business Banking) to Personal Banking. Comparatives have been restated.

In H118, Barclays successfully established the UK ring-fenced bank as part of structural reform whilst seamlessly migrating over 600,000 customers onto new sort codes with minimal customer impact. Barclays UK continues to have strong market positions across most products, whilst exercising pricing discipline and a prudent risk appetite. Barclays UK is focused on generating sustainable income growth and the digital evolution of the business.

Income statement - H118 compared to H117

●
RoTE was 9.0% (H117: 4.6%) including PPI charges of £400m (H117: £700m). Excluding litigation and conduct, RoTE was 17.3% (H117: 20.3%) as profit before tax decreased 7% to £1,240m, driven by a 2% increase in operating expenses, a 1% decrease in total income, and a 4% increase in credit impairment charges

●	Total income decreased 1% to £3,624m reflecting the non-recurrence of a valuation gain on Barclays’ preference shares in Visa Inc. in H117 and customer remediation provisions in Q118
–
Personal Banking income decreased 4% to £1,987m driven by the non-recurrence of the Visa gain in H117, a customer remediation provision and the realignment of clients from Barclays UK to Barclays International as part of structural reform

	–	Barclaycard Consumer UK income increased 4% to £1,031m
–
Business Banking income increased 2% to £606m driven by the realignment of clients from Barclays International to Barclays UK as part of structural reform, partially offset by the non-recurrence of the Visa gain and a customer remediation provision

	–	Net interest margin decreased 45bps to 3.24% reflecting the integration of the ESHLA portfolio from Non-Core on 1 July 2017 and margin pressure
●
Credit impairment charges increased 4% to £415m including a one-off charge in Business Banking and increased impairment in Personal Banking, partially offset by a lower charge in UK cards. The 30 and 90 day arrears rates in UK cards remained broadly flat at 1.9% (June 2017: 2.0%) and 0.9% (June 2017: 0.9%), respectively

●
Operating expenses excluding litigation and conduct increased 2% to £1,973m as continued investment in digitising the bank and inflationary pressures were partially offset by lower costs of setting up the ring-fenced bank and cost efficiencies. The cost: income ratio excluding litigation and conduct was 54% (H117: 53%)

Balance sheet - 30 June 2018 compared to 31 December 2017

●	Loans and advances to customers at amortised cost increased 1% to £185.3bn reflecting £2.6bn of mortgage growth, partially offset by the impact of IFRS 9
●	Total assets increased 4% to £245.9bn reflecting increases in the liquidity pool and loans and advances to customers
●
Customer deposits at amortised cost remained broadly flat at £194.3bn (December 2017: £193.4bn) as deposit growth was partially offset by the realignment of clients between Barclays UK and Barclays International as part of structural reform

●	RWAs increased to £75.0bn (December 2017: £70.9bn) primarily due to regulatory methodology changes for the ESHLA portfolio and growth in the mortgage book

Barclays International	Half year ended	Half year ended
	30.06.18	30.06.17
Income statement information	£m	£m	% Change
Net interest income	1,866	2,172	(14)
Net trading income	2,510	2,221	13
Net fee, commission and other income	3,139	3,355	(6)
Total income	7,515	7,748	(3)
Credit impairment charges and other provisions	(161)	(625)	74
Net operating income	7,354	7,123	3
Operating expenses excluding litigation and conduct	(4,606)	(4,711)	2
Litigation and conduct1	(62)	(9)
Operating expenses	(4,668)	(4,720)	1
Other net income	24	214	(89)
Profit before tax	2,710	2,617	4
Attributable profit	1,863	1,656	13

	As at 30.06.18	As at 31.12.17	As at 30.06.17
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	125.5	126.8	135.2
Trading portfolio assets	116.5	113.0	83.3
Derivative financial instrument assets	228.2	236.2	108.4
Derivative financial instrument liabilities	224.9	237.8	116.8
Financial assets at fair value through the income statement	141.2	104.1	94.1
Total assets	886.5	856.1	681.6
Deposits at amortised cost	191.0	187.3	192.0
Loan: deposit ratio	66%	68%	70%
Risk weighted assets	218.0	210.3	212.2
Period end allocated tangible equity	30.5	27.5	26.8

	Half year ended	Half year ended
Performance measures	30.06.18	30.06.17
Return on average allocated tangible equity	12.6%	12.4%
Average allocated tangible equity (£bn)	30.7	27.5
Cost: income ratio	62%	61%
Loan loss rate (bps)	25	61
Net interest margin	4.30%	4.06%

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	2,772	2,626	6
Attributable profit	1,909	1,662	15
Return on average allocated tangible equity	12.9%	12.5%
Cost: income ratio	61%	61%

1	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Half year ended	Half year ended
	30.06.18	30.06.17
Income statement information	£m	£m	% Change
FICC1	1,605	1,641	(2)
Equities	1,191	917	30
Markets	2,796	2,558	9
Banking fees	1,387	1,400	(1)
Corporate lending	438	547	(20)
Transaction banking	799	802	-
Banking	2,624	2,749	(5)
Other	(41)	39
Total income	5,379	5,346	1
Credit impairment releases/(charges) and other provisions	182	(50)
Net operating income	5,561	5,296	5
Operating expenses excluding litigation and conduct	(3,546)	(3,690)	4
Litigation and conduct2	(13)	(7)	(86)
Operating expenses	(3,559)	(3,697)	4
Other net income	8	116	(93)
Profit before tax	2,010	1,715	17

	As at 30.06.18	As at 31.12.17	As at 30.06.17
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	87.8	88.2	96.7
Deposits at amortised cost	130.3	128.0	134.1
Risk weighted assets	180.4	176.2	178.9

	Half year ended	Half year ended
Performance measures	30.06.18	30.06.17
Return on average allocated tangible equity	11.0%	9.7%
Average allocated tangible equity (£bn)	26.0	23.3

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	2,023	1,722	17
Return on average allocated tangible equity	11.1%	9.7%

1	Fixed income, currencies and commodities (FICC) is composed of Credit and Macro income.
2	Refer to pages 94 to 102 for more information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Half year ended	Half year ended
	30.06.18	30.06.17
Income statement information	£m	£m	% Change
Total income	2,136	2,402	(11)
Credit impairment charges and other provisions	(343)	(575)	40
Net operating income	1,793	1,827	(2)
Operating expenses excluding litigation and conduct	(1,060)	(1,021)	(4)
Litigation and conduct1	(49)	(2)
Operating expenses	(1,109)	(1,023)	(8)
Other net income	16	98	(84)
Profit before tax	700	902	(22)

	As at 30.06.18	As at 31.12.17	As at 30.06.17
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	37.7	38.6	38.5
Deposits at amortised cost	60.7	59.3	57.9
Risk weighted assets	37.6	34.1	33.3

	Half year ended	Half year ended
Key facts	30.06.18	30.06.17
30 day arrears rate – Barclaycard US	2.5%	2.2%
Total number of Barclaycard business clients	370,000	364,000
Value of payments processed (£bn)	169	157

Performance measures
Return on average allocated tangible equity	21.2%	28.0%
Average allocated tangible equity (£bn)	4.7	4.2

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	749	904	(17)
Return on average allocated tangible equity	22.7%	28.0%

1	Refer to pages 94 to 102 for more information and calculations of performance measures excluding litigation and conduct.

In H118, Barclays International delivered double digit returns continuing to build out our capabilities and businesses. The targeted deployment of financial resources, and investments in talent and technology has generated greater customer relevance in all products and regions - underlying growth in Consumer, Cards and Payments, strong performance in Markets, and our second highest quarter in Banking fees – strong evidence of continuing to progress with the strategy.

Income statement - H118 compared to H117

●
Profit before tax increased 4% to £2,710m resulting in a RoTE of 12.6% (H117: 12.4%), reflecting double digit returns in both CIB, and Consumer, Cards and Payments of 11.0% (H117: 9.7%) and 21.2% (H117: 28.0%), respectively

●	The 10% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and operating expenses
●	Total income decreased 3% to £7,515m
	–	CIB income increased 1% to £5,379m as Markets income increased 9% to £2,796m, partially offset by a decrease in Banking income of 5% to £2,624m
		–	FICC income decreased 2% to £1,605m driven by continued strong performance in foreign exchange, offset by a decline in credit income
		–	Equities income increased 30% to £1,191m reflecting an improved performance in derivatives from increased client activity and a continued strong performance in equity financing
		–	Banking fee income decreased 1% to £1,387m following a strong H117. Global fee share for H118 increased across all products compared to FY17
–
Corporate lending income declined 20% to £438m driven by lower lending balances including the ongoing redeployment of RWAs within CIB and the realignment of clients between Barclays UK and Barclays International as part of structural reform

–
Transaction banking income was in line at £799m (H117: £802m) as growth in deposits and transactions was offset by the impact of the realignment of clients between Barclays UK and Barclays International as part of structural reform

–
Consumer, Cards and Payments income decreased 11% to £2,136m driven by the non-recurrence of a £192m gain relating to an asset sale in US cards and a £74m valuation gain on Barclays’ preference shares in Visa Inc. in H117, partially offset by continued underlying growth in US cards and a £53m gain on sale of a US cards portfolio in H118

●	Credit impairment charges decreased 74% to £161m including portfolio adjustments as IFRS 9 continues to embed
	–	CIB credit impairment charges decreased to a release of £182m (H117: charge of £50m) primarily due to single name recoveries and updated macroeconomic forecasts
–
Consumer, Cards and Payments credit impairment charges decreased 40% to £343m reflecting improved macroeconomic forecasts in the US, the impact of repositioning the US cards portfolio towards a lower risk mix and repayment of certain US card balances following higher than expected seasonality

●	Operating expenses decreased 1% to £4,668m
–
CIB operating expenses decreased 4% to £3,559m driven by the reduction of restructuring and structural reform costs, and the reduced impact of the change in compensation awards introduced in Q416, partially offset by continued investment

–
Consumer, Cards and Payments operating expenses increased 8% to £1,109m. Excluding litigation and conduct operating expenses increased 4% to £1,060m including continued growth and investment, primarily within the US cards and merchant acquiring businesses

●
Other net income decreased to £24m (H117: £214m) due to the non-recurrence of a gain of £109m on the sale of Barclays’ share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan in H117

Balance sheet - 30 June 2018 compared to 31 December 2017

●
Loans and advances at amortised cost remained broadly flat at £125.5bn (December 2017: £126.8bn) due to the integration of treasury balances from Head Office offset by the impact of the adoption of IFRS 9

●
Derivative financial instrument assets and liabilities decreased £8.0bn to £228.2bn and £12.9bn to £224.9bn respectively, due to an increase in major interest rate forward curves and the adoption of daily settlement under the London Clearing House (LCH), partially offset by increased foreign exchange derivative volumes

●	Financial assets at fair value through the income statement increased £37.1bn to £141.2bn primarily due to the impact of IFRS 9 and increased reverse repurchase agreements activity
●
Deposits at amortised cost increased £3.7bn to £191.0bn, primarily due to the integration of treasury balances from Head Office and increased deposits in corporate lending, partially offset by the impact of IFRS 9

●	RWAs increased to £218.0bn (December 2017: £210.3bn) driven by an increase in both Consumer, Cards and Payments and CIB

Head Office	Half year ended	Half year ended
	30.06.18	30.06.17
Income statement information	£m	£m	% Change
Net interest income	(474)	(7)
Net fee, commission and other income	269	9
Total income	(205)	2
Credit impairment releases/(charges) and other provisions	5	(1)
Net operating (expenses)/income	(200)	1
Operating expenses excluding litigation and conduct	(95)	(89)	(7)
Litigation and conduct1	(1,566)	(11)
Operating expenses	(1,661)	(100)
Other net expenses	(16)	(164)	90
Loss before tax	(1,877)	(263)
Attributable loss	(1,821)	(298)

	As at 30.06.18	As at 31.12.17	As at 30.06.17
Balance sheet information	£bn	£bn	£bn
Total assets	17.2	39.7	17.3
Risk weighted assets	26.3	31.8	26.2
Period end allocated tangible equity	3.6	10.0	9.0

	Half year ended	Half year ended
	30.06.18	30.06.17
Performance measures	£bn	£bn
Average allocated tangible equity	3.1	8.2

Performance measures excluding litigation and conduct1	£m	£m	% Change
Loss before tax	(311)	(252)	(23)
Attributable loss	(290)	(290)	-

1	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Income statement - H118 compared to H117

●	Loss before tax was £1,877m (H117: £263m) driven by litigation and conduct charges of £1,566m (H117: £11m) primarily related to the £1.4bn settlement with the US DoJ relating to RMBS
●
Total income reduced to an expense of £205m (H117: income of £2m) reflecting certain legacy capital instrument funding costs now charged to Head Office of £176m in H118, hedge accounting and an increased net expense from treasury operations. This was partially offset by a one-off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition

●	Operating expenses excluding litigation and conduct increased 7% to £95m due to costs associated with former Non-Core assets and businesses, which were integrated on 1 July 2017
●
Other net expenses were £16m (H117: £164m) due to the non-recurrence of a £180m expense in H117 on the recycling of the currency translation reserve to the income statement on the sale of Barclays Bank Egypt

Balance sheet - 30 June 2018 compared to 31 December 2017

●	Total assets decreased to £17.2bn (December 2017: £39.7bn) reflecting the transfer of treasury assets to Barclays UK and Barclays International as part of structural reform
●	RWAs decreased to £26.3bn (December 2017: £31.8bn) reflecting the net reduction due to BAGL regulatory deconsolidation

Quarterly Results Summary

Barclays Group
	Q218	Q118	Q417	Q317	Q2171	Q1171	Q4161	Q3161
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,190	2,188	2,272	2,475	2,579	2,519	2,523	2,796
Net fee, commission and other income	3,386	3,170	2,750	2,698	2,479	3,304	2,469	2,650
Total income	5,576	5,358	5,022	5,173	5,058	5,823	4,992	5,446
Credit impairment charges and other provisions	(283)	(288)	(573)	(709)	(527)	(527)	(653)	(789)
Net operating income	5,293	5,070	4,449	4,464	4,531	5,296	4,339	4,657
Operating expenses excluding UK bank levy and litigation and conduct	(3,310)	(3,364)	(3,621)	(3,274)	(3,398)	(3,591)	(3,812)	(3,581)
UK bank levy	-	-	(365)	-	-	-	(410)	-
Litigation and conduct2	(81)	(1,961)	(383)	(81)	(715)	(28)	(97)	(741)
Operating expenses	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)	(4,322)
Other net (expenses)/income	(7)	19	13	(2)	241	5	310	502
Profit/(loss) before tax	1,895	(236)	93	1,107	659	1,682	330	837
Tax (charge)/credit	(433)	(304)	(1,138)	(324)	(305)	(473)	50	(328)
Profit/(loss) after tax in respect of continuing operations	1,462	(540)	(1,045)	783	354	1,209	380	509
(Loss)/profit after tax in respect of discontinued operation	-	-	-	-	(1,537)	(658)	71	209

Attributable to:
Ordinary equity holders of the parent	1,232	(764)	(1,294)	583	(1,401)	190	99	414
Other equity instrument holders	175	171	181	157	162	139	139	110
Non-controlling interests in respect of continuing operations	55	53	68	43	59	79	90	70
Non-controlling interests in respect of discontinued operation	-	-	-	-	(3)	143	123	124

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,149.6	1,142.2	1,133.2	1,149.3	1,135.3	1,203.8	1,213.1	1,324.0
Tangible net asset value per share	259p	251p	276p	281p	284p	292p	290p	287p
Risk weighted assets	319.3	317.9	313.0	324.3	327.4	360.9	365.6	373.4
Average UK leverage exposure	1,081.8	1,089.9	1,044.6	1,035.1	1,092.2	1,130.4	1,137.3	n/a

Performance measures
Return on average tangible shareholders' equity	11.8%	(6.5%)	(10.3%)	5.1%	(11.0%)	1.8%	1.1%	3.6%
Average tangible shareholders' equity	43.5	44.2	48.1	48.9	49.3	49.4	48.9	49.4
Cost: income ratio	61%	99%	87%	65%	81%	62%	87%	79%
Loan loss rate (bps)	35	36	56	66	49	47	58	66
Basic earnings/(loss) per share	7.5p	(4.2p)	(7.3p)	3.7p	(8.0p)	1.3p	0.8p	2.6p
Basic earnings/(loss) per share in respect of continuing operations	7.5p	(4.2p)	(7.3p)	3.7p	1.0p	6.1p	1.1p	2.1p

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,976	1,725	476	1,188	1,374	1,710	427	1,578
Attributable profit/(loss)	1,291	1,166	(943)	660	(698)	209	151	1,140
Return on average tangible shareholders' equity	12.3%	11.0%	(7.4%)	5.7%	(5.3%)	2.0%	1.6%	9.5%
Cost: income ratio	59%	63%	79%	63%	67%	62%	85%	66%
Basic earnings/(loss) per share	7.8p	7.1p	(5.3p)	4.1p	(3.8p)	1.5p	1.1p	6.9p

1	Results included Barclays Non-Core and the Africa Banking discontinued operation; refer to pages 23 to 24 for further detail.
2	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Quarterly Results by Business

Barclays UK
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,493	1,493	1,540	1,501	1,534	1,511	1,502	1,569
Net fee, commission and other income	343	295	330	351	286	330	326	374
Total income	1,836	1,788	1,870	1,852	1,820	1,841	1,828	1,943
Credit impairment charges and other provisions	(214)	(201)	(184)	(201)	(220)	(178)	(180)	(350)
Net operating income	1,622	1,587	1,686	1,651	1,600	1,663	1,648	1,593
Operating expenses excluding UK bank levy and litigation and conduct	(968)	(1,005)	(1,117)	(980)	(974)	(959)	(989)	(904)
UK bank levy	-	-	(59)	-	-	-	(48)	-
Litigation and conduct1	(3)	(411)	(53)	(11)	(699)	4	(28)	(614)
Operating expenses	(971)	(1,416)	(1,229)	(991)	(1,673)	(955)	(1,065)	(1,518)
Other net income/(expenses)	5	(1)	(5)	1	(1)	-	-	-
Profit/(loss) before tax	656	170	452	661	(74)	708	583	75
Attributable profit/(loss)	464	(38)	245	423	(285)	470	383	(163)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	185.3	184.3	183.8	182.2	166.6	164.5	166.4	166.6
Total assets	245.9	235.2	237.4	230.4	203.4	203.0	209.6	209.1
Customer deposits at amortised cost	194.3	192.0	193.4	189.3	187.4	184.4	189.0	185.5
Loan: deposit ratio	96%	96%	95%	97%	89%	90%	89%	91%
Risk weighted assets	75.0	72.5	70.9	70.0	66.1	66.3	67.5	67.4
Period end allocated tangible equity	10.2	9.8	9.6	9.5	8.6	8.8	8.5	8.5

Performance measures
Return on average allocated tangible equity	18.8%	(1.1%)	10.7%	18.4%	(12.7%)	21.6%	18.2%	(7.1%)
Average allocated tangible equity	10.1	9.8	9.6	9.4	8.7	8.9	8.6	8.7
Cost: income ratio	53%	79%	66%	54%	92%	52%	58%	78%
Loan loss rate (bps)	45	43	39	43	52	43	42	82
Net interest margin	3.22%	3.27%	3.32%	3.28%	3.70%	3.69%	3.56%	3.72%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	659	581	505	672	625	704	611	689
Attributable profit	465	373	282	431	406	467	380	464
Return on average allocated tangible equity	18.8%	15.7%	12.3%	18.7%	19.1%	21.5%	18.0%	21.6%
Cost: income ratio	53%	56%	63%	53%	54%	52%	57%	47%

1	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking1	1,015	972	1,116	1,022	1,033	1,043	1,045	1,084
Barclaycard Consumer UK	504	527	445	539	495	498	507	561
Business Banking1	317	289	309	291	292	300	276	298
Total income	1,836	1,788	1,870	1,852	1,820	1,841	1,828	1,943

Analysis of credit impairment (charges)/releases and other provisions
Personal Banking1	(49)	(72)	(56)	(57)	(60)	(48)	(54)	(57)
Barclaycard Consumer UK	(139)	(113)	(124)	(145)	(149)	(123)	(118)	(291)
Business Banking1	(26)	(16)	(4)	1	(11)	(7)	(8)	(2)
Total credit impairment charges and other provisions	(214)	(201)	(184)	(201)	(220)	(178)	(180)	(350)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking1	143.6	142.1	141.3	140.4	138.6	136.6	138.5	139.0
Barclaycard Consumer UK	15.2	15.2	16.4	16.3	16.2	16.1	16.5	16.2
Business Banking1	26.5	27.0	26.1	25.5	11.8	11.8	11.4	11.4
Total loans and advances to customers at amortised cost	185.3	184.3	183.8	182.2	166.6	164.5	166.4	166.6

Analysis of customer deposits at amortised cost
Personal Banking1	152.9	151.9	153.1	152.1	151.1	149.2	156.3	154.0
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Business Banking1	41.4	40.1	40.3	37.2	36.3	35.2	32.7	31.5
Total customer deposits at amortised cost	194.3	192.0	193.4	189.3	187.4	184.4	189.0	185.5

1	Wealth has been reclassified from Wealth, Entrepreneurs & Business Banking (now named Business Banking) to Personal Banking. Comparatives have been restated to reflect this.

Barclays International
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	853	1,013	987	1,148	1,060	1,112	1,046	1,355
Net trading income	1,094	1,416	935	815	1,039	1,182	1,131	1,074
Net fee, commission and other income	1,760	1,379	1,397	1,352	1,511	1,844	1,415	1,422
Total income	3,707	3,808	3,319	3,315	3,610	4,138	3,592	3,851
Credit impairment charges and other provisions	(68)	(93)	(386)	(495)	(279)	(346)	(426)	(420)
Net operating income	3,639	3,715	2,933	2,820	3,331	3,792	3,166	3,431
Operating expenses excluding UK bank levy and litigation and conduct	(2,306)	(2,300)	(2,428)	(2,182)	(2,276)	(2,435)	(2,497)	(2,337)
UK bank levy	-	-	(265)	-	-	-	(284)	-
Litigation and conduct1	(47)	(15)	(255)	(5)	4	(13)	(17)	(17)
Operating expenses	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)	(2,354)
Other net income	11	13	21	19	202	12	5	8
Profit before tax	1,297	1,413	6	652	1,261	1,356	373	1,085
Attributable profit/(loss)	890	973	(1,168)	359	819	837	43	623

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	125.5	117.5	126.8	134.4	135.2	145.5	153.7	152.7
Trading portfolio assets	116.5	114.9	113.0	91.2	83.3	83.0	73.2	73.8
Derivative financial instrument assets	228.2	214.1	236.2	242.8	108.4	105.3	156.2	155.6
Derivative financial instrument liabilities	224.9	210.8	237.8	242.9	116.8	112.8	160.6	160.5
Financial assets at fair value through the income statement	141.2	150.6	104.1	103.7	94.1	81.3	62.3	72.0
Total assets	886.5	866.6	856.1	867.1	681.6	677.2	648.5	681.9
Deposits at amortised cost	191.0	167.2	187.3	191.9	192.0	189.4	184.7	175.7
Loan: deposit ratio	66%	70%	68%	70%	70%	77%	83%	87%
Risk weighted assets	218.0	214.2	210.3	218.2	212.2	214.3	212.7	214.6
Period end allocated tangible equity	30.5	30.0	27.5	28.0	26.8	27.1	25.6	25.9

Performance measures
Return on average allocated tangible equity	11.8%	13.4%	(15.9%)	5.4%	12.4%	12.5%	1.0%	10.0%
Average allocated tangible equity (£bn)	31.4	30.1	28.5	28.9	27.4	27.7	26.6	25.7
Cost: income ratio	63%	61%	89%	66%	63%	59%	78%	61%
Loan loss rate (bps)	22	31	76	88	54	62	78	71
Net interest margin	4.03%	4.57%	4.31%	4.21%	4.07%	4.06%	3.91%	4.21%

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,344	1,428	261	657	1,257	1,369	390	1,102
Attributable profit/(loss)	924	985	(918)	363	816	846	57	640
Return on average allocated tangible equity	12.2%	13.6%	(12.4%)	5.5%	12.3%	12.6%	1.2%	10.3%
Cost: income ratio	62%	60%	81%	66%	63%	59%	77%	61%

1	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	736	869	607	627	752	889	766	947
Equities	601	590	362	350	455	462	410	461
Markets	1,337	1,459	969	977	1,207	1,351	1,176	1,408
Banking fees	704	683	605	607	674	726	650	644
Corporate lending	198	240	269	277	278	269	303	284
Transaction banking	385	414	408	419	404	398	401	458
Banking	1,287	1,337	1,282	1,303	1,356	1,393	1,354	1,386
Other	(44)	3	1	-	1	38	1	1
Total income	2,580	2,799	2,252	2,280	2,564	2,782	2,531	2,795
Credit impairment releases/(charges) and other provisions	23	159	(127)	(36)	1	(51)	(90)	(38)
Net operating income	2,603	2,958	2,125	2,244	2,565	2,731	2,441	2,757
Operating expenses excluding litigation and conduct	(1,773)	(1,773)	(2,129)	(1,656)	(1,760)	(1,930)	(2,272)	(1,855)
Litigation and conduct1	-	(13)	(255)	(5)	4	(11)	(15)	(17)
Operating expenses	(1,773)	(1,786)	(2,384)	(1,661)	(1,756)	(1,941)	(2,287)	(1,872)
Other net income	5	3	7	10	116	-	1	-
Profit/(loss) before tax	835	1,175	(252)	593	925	790	155	885

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	87.8	81.3	88.2	95.4	96.7	106.8	114.0	115.9
Deposits at amortised cost	130.3	107.6	128.0	133.4	134.1	131.0	134.0	126.7
Risk weighted assets	180.4	181.3	176.2	185.2	178.9	180.6	178.6	182.5

Performance measures
Return on average allocated tangible equity	9.1%	13.0%	(20.2%)	5.9%	11.1%	8.2%	(1.2%)	9.2%
Average allocated tangible equity	26.4	25.6	24.3	24.8	23.3	23.5	22.6	21.9

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	835	1,188	3	598	921	801	170	902
Return on average allocated tangible equity	9.1%	13.2%	(16.1%)	6.0%	11.1%	8.3%	(0.9%)	9.5%

1	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,127	1,009	1,067	1,035	1,046	1,356	1,061	1,056
Credit impairment charges and other provisions	(91)	(252)	(259)	(459)	(280)	(295)	(336)	(382)
Net operating income	1,036	757	808	576	766	1,061	725	674
Operating expenses excluding litigation and conduct	(533)	(527)	(564)	(526)	(516)	(505)	(509)	(482)
Litigation and conduct1	(47)	(2)	-	-	-	(2)	(2)	-
Operating expenses	(580)	(529)	(564)	(526)	(516)	(507)	(511)	(482)
Other net income	6	10	14	9	86	12	4	8
Profit before tax	462	238	258	59	336	566	218	200

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	37.7	36.2	38.6	39.0	38.5	38.7	39.7	36.8
Deposits at amortised cost	60.7	59.6	59.3	58.5	57.9	58.4	50.7	49.0
Risk weighted assets	37.6	32.9	34.1	33.0	33.3	33.7	34.1	32.1

Performance measures
Return on average allocated tangible equity	26.2%	15.6%	8.9%	2.2%	19.4%	36.4%	13.2%	14.8%
Average allocated tangible equity	5.0	4.5	4.2	4.2	4.1	4.2	4.0	3.7

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	509	240	258	59	336	568	220	200
Return on average allocated tangible equity	28.9%	15.7%	9.0%	2.2%	19.4%	36.5%	13.3%	14.8%

1	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(156)	(318)	(254)	(174)	108	(115)	29	(206)
Net fee, commission and other income1	189	80	87	180	(24)	33	(38)	17
Total income	33	(238)	(167)	6	84	(82)	(9)	(189)
Credit impairment (charges)/releases and other provisions	(1)	6	(3)	(13)	(1)	-	-	1
Net operating income/(expenses)	32	(232)	(170)	(7)	83	(82)	(9)	(188)
Operating expenses excluding UK bank levy and litigation and conduct	(36)	(59)	(76)	(112)	(40)	(49)	15	(29)
UK bank levy	-	-	(41)	-	-	-	(2)	-
Litigation and conduct2	(31)	(1,535)	(75)	(65)	(1)	(10)	(1)	(8)
Operating expenses	(67)	(1,594)	(192)	(177)	(41)	(59)	12	(37)
Other net (expenses)/income	(23)	7	(3)	(22)	(164)	-	159	(4)
(Loss)/profit before tax	(58)	(1,819)	(365)	(206)	(122)	(141)	162	(229)
Attributable (loss)/profit	(122)	(1,699)	(371)	(199)	(175)	(123)	223	(203)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	17.2	40.4	39.7	51.7	17.3	74.5	75.2	73.3
Risk weighted assets	26.3	31.2	31.8	36.1	26.2	52.9	53.3	47.5
Period end allocated tangible equity	3.6	3.0	10.0	10.4	9.0	8.8	9.7	6.9

Performance measures
Average allocated tangible equity	2.0	4.3	10.0	10.5	8.8	7.6	7.2	7.4

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit before tax	(27)	(284)	(290)	(141)	(121)	(131)	163	(221)
Attributable (loss)/profit	(98)	(192)	(307)	(134)	(174)	(116)	224	(195)

1
Following the early adoption of the own credit provisions of IFRS 9, Financial Instruments on 1 January 2017, own credit, which was previously reported in net fee, commission and other income, is recognised within other comprehensive income from Q117.

2	Refer to pages 94 to 102 for further information and calculations of performance measures excluding litigation and conduct.

Barclays Non-Core Results

The Barclays Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Barclays Group’s results.

Barclays Non-Core	Half year ended	Half year ended
	30.06.18	30.06.17
Income statement information	£m	£m
Net interest income	-	(112)
Net trading income	-	(488)
Net fee, commission and other income	-	70
Total income	-	(530)
Credit impairment charges and other provisions	-	(30)
Net operating expenses	-	(560)
Operating expenses excluding litigation and conduct	-	(256)
Litigation and conduct	-	(28)
Operating expenses	-	(284)
Other net income	-	197
Loss before tax	-	(647)
Attributable loss	-	(419)

Income statement information	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	(123)	11	(54)	78
Net trading income	-	-	-	-	(411)	(77)	(462)	(288)
Net fee, commission and other income	-	-	-	-	78	(8)	97	51
Total income	-	-	-	-	(456)	(74)	(419)	(159)
Credit impairment charges and other provisions	-	-	-	-	(27)	(3)	(47)	(20)
Net operating expenses	-	-	-	-	(483)	(77)	(466)	(179)
Operating expenses excluding UK bank levy and litigation and conduct	-	-	-	-	(108)	(148)	(341)	(311)
UK bank levy	-	-	-	-	-	-	(76)	-
Litigation and conduct	-	-	-	-	(19)	(9)	(51)	(102)
Operating expenses	-	-	-	-	(127)	(157)	(468)	(413)
Other net income/(expenses)	-	-	-	-	204	(7)	146	498
Loss before tax	-	-	-	-	(406)	(241)	(788)	(94)
Tax credit	-	-	-	-	207	75	322	194
(Loss)/profit after tax	-	-	-	-	(199)	(166)	(466)	100
Non-controlling interests	-	-	-	-	(8)	(9)	(14)	(13)
Other equity instrument holders	-	-	-	-	(19)	(18)	(18)	(15)
Attributable (loss)/profit	-	-	-	-	(226)	(193)	(498)	72

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	-	-	-	-	48.3	49.5	51.1	58.7
Derivative financial instrument assets	-	-	-	-	150.3	164.2	188.7	253.2
Derivative financial instrument liabilities	-	-	-	-	143.0	155.3	178.6	243.0
Reverse repurchase agreements and other similar secured lending	-	-	-	-	-	-	0.1	0.1
Financial assets designated at fair value	-	-	-	-	12.1	13.4	14.5	15.5
Total assets	-	-	-	-	233.0	249.1	279.7	359.8
Customer deposits	-	-	-	-	11.8	12.9	12.5	16.0
Risk weighted assets	-	-	-	-	22.8	27.4	32.1	43.9

Discontinued Operation Results

Following the reduction of the Barclays Group’s interest in BAGL in 2017, Barclays’ remaining holding of 14.9%, as at H118 is reported as a financial asset at fair value through other comprehensive income in the Head Office segment, with Barclays’ share of BAGL’s dividend recognised in the Head Office income statement.

Africa Banking	Half year ended	Half year ended
	30.06.18	30.06.171
Income statement information	£m	£m
Net interest income`	-	1,024
Net fee, commission and other income	-	762
Total income	-	1,786
Credit impairment charges and other provisions	-	(177)
Net operating income	-	1,609
Operating expenses excluding impairment of Barclays' holding in BAGL	-	(1,130)
Other net income excluding loss on sale of BAGL	-	5
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	484
Impairment of Barclays' holding in BAGL	-	(1,090)
Loss on sale of BAGL	-	(1,435)
Loss before tax	-	(2,041)
Tax charge	-	(154)
Loss after tax	-	(2,195)
Attributable loss	-	(2,335)

1	The H117 Africa Banking income statement represents five months of results as a discontinued operation to 31 May 2017.

	Q218	Q118	Q417	Q317	Q2171	Q117	Q416	Q316
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	-	-	-	-	407	617	626	561
Net fee, commission and other income	-	-	-	-	297	465	441	421
Total income	-	-	-	-	704	1,082	1,067	982
Credit impairment charges and other provisions	-	-	-	-	(71)	(106)	(105)	(96)
Net operating income	-	-	-	-	633	976	962	886
Operating expenses excluding UK bank levy and impairment of Barclays' holding in BAGL	-	-	-	-	(477)	(653)	(727)	(598)
UK bank levy	-	-	-	-	-	-	(65)	-
Other net income excluding loss on sale of BAGL	-	-	-	-	3	2	2	2
Profit before tax excluding impairment of Barclays' holding in BAGL and loss on sale of BAGL	-	-	-	-	159	325	172	290
Impairment of Barclays' holding in BAGL	-	-	-	-	(206)	(884)	-	-
Loss on sale of BAGL	-	-	-	-	(1,435)	-	-	-
(Loss)/profit before tax	-	-	-	-	(1,482)	(559)	172	290
(Loss)/profit after tax	-	-	-	-	(1,537)	(658)	71	209
Attributable (loss)/profit	-	-	-	-	(1,534)	(801)	(52)	85

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	-	-	-	-	-	66.0	65.1	61.1
Risk weighted assets	-	-	-	-	9.8	41.3	42.3	39.9

1	The Q217 Africa Banking income statement represents two months of results as a discontinued operation to 31 May 2017.

Performance Management

Margins and balances
	Half year ended 30.06.18			Half year ended 30.06.17
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	2,986	185,666	3.24	3,045	166,200	3.69
Barclays International1	2,027	95,170	4.30	2,185	108,486	4.06
Total Barclays UK and Barclays International	5,013	280,836	3.60	5,230	274,686	3.84
Other2	(635)			(132)
Total Barclays Group	4,378			5,098

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-lending related investment banking balances. Barclays Non-Core is included in the comparative period.

Net interest margin decreased 24bps to 3.60% primarily reflecting the integration of the ESHLA portfolio from Non-Core on 1 July 2017 and margin pressure in Barclays UK offset by the allocation of legacy funding costs to Head Office. Barclays Group net interest income decreased 14% to £4.4bn, including lower net structural hedge contributions of £0.4bn (H117: £0.7bn).

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.06.18	£m	£m	%
Barclays UK	1,493	186,053	3.22
Barclays International1	962	95,728	4.03
Total Barclays UK and Barclays International	2,455	281,781	3.49

Three months ended 31.03.18
Barclays UK	1,493	185,351	3.27
Barclays International1	1,065	94,530	4.57
Total Barclays UK and Barclays International	2,558	279,881	3.71

Three months ended 31.12.17
Barclays UK	1,540	184,058	3.32
Barclays International1	1,071	98,500	4.31
Total Barclays UK and Barclays International	2,611	282,558	3.67

Three months ended 30.09.17
Barclays UK	1,501	181,419	3.28
Barclays International1	1,070	100,828	4.21
Total Barclays UK and Barclays International	2,571	282,247	3.61

Three months ended 30.06.17
Barclays UK	1,534	166,345	3.70
Barclays International1	1,064	104,899	4.07
Total Barclays UK and Barclays International	2,598	271,244	3.84

1	Barclays International margins include interest earning lending balances within the investment banking business.

Risk Management

Risk management and Principal Risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the firm are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the Principal Risks of Barclays Group, the process by which the Barclays Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking. The framework identifies eight Principal Risks: Credit risk; Market risk; Treasury and Capital risk; Operational risk; Conduct risk; Reputation risk; Model risk; and Legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2017 or available at home.barclays/annualreport. There have been no significant changes to these Principal Risks in the period nor are any expected for the remaining six months of the financial year.

The following section gives an overview of Credit risk, Market risk, and Treasury and Capital risk for the period.

Credit Risk

Barclays has adopted IFRS 9, Financial Instruments effective from 1 January 2018 which has resulted in key changes to the classification and measurement of financial assets, and the quantification of impairment allowances based on expected credit losses (ECLs). The impact of the transition from IAS 39, Financial Instruments: Recognition and Measurement to IFRS 9 was included in the transition disclosures published on 8 March 2018. The Barclays PLC IFRS 9 Transition Note can be accessed via Barclays PLC's website at home.barclays/results.

The disclosure of the accounting policies, key concepts and judgements used in the application of the expected loss methodology is included in Note 1, Basis of preparation on pages 55 to 60. Disclosures relating to the initial application of IFRS 9 and the impact of the transition from IAS 39 to IFRS 9 is included in Note 21, Transition disclosures on pages 90 to 92.

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance and coverage ratio by stage allocation and business segment as at 30 June 2018. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure £m
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.18	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	132,186	25,841	3,070	161,097	148	1,393	1,206	2,747	158,350
Barclays International	21,838	7,145	1,709	30,692	253	1,176	1,219	2,648	28,044
Head Office	6,774	734	944	8,452	11	56	299	366	8,086
Total Barclays Group retail	160,798	33,720	5,723	200,241	412	2,625	2,724	5,761	194,480
Barclays UK	23,759	3,861	1,215	28,835	21	66	143	230	28,605
Barclays International	87,161	9,703	1,468	98,332	122	262	495	879	97,453
Head Office	436	-	46	482	13	-	40	53	429
Total Barclays Group wholesale	111,356	13,564	2,729	127,649	156	328	678	1,162	126,487
Total loans and advances at amortised cost	272,154	47,284	8,452	327,890	568	2,953	3,402	6,923	320,967
Off-balance sheet loan commitments and financial guarantee contracts	-	-	-	332,539	-	-	-	289
Total1				660,429				7,212

	As at 30.06.18				Half year ended 30.06.18
	Coverage ratio				Loan impairment charge and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate2
	%	%	%	%	£m		bps
Barclays UK	0.1	5.4	39.3	1.7	360		45
Barclays International	1.2	16.5	71.3	8.6	339		223
Head Office	0.2	7.6	31.7	4.3	9		21
Total Barclays Group retail	0.3	7.8	47.6	2.9	708		71
Barclays UK	0.1	1.7	11.8	0.8	55		38
Barclays International	0.1	2.7	33.7	0.9	(177)		(36)
Head Office	3.0	-	87.0	11.0	(16)		(669)
Total Barclays Group wholesale	0.1	2.4	24.8	0.9	(138)		(22)
Total loans and advances at amortised cost	0.2	6.2	40.3	2.1	570		35
Other financial assets subject to impairment						1
Total						571

1
Other financial assets subject to impairment not included in the table above, include cash collateral and settlement balances, financial assets at fair value through other comprehensive income, accrued income and sundry debtors. These have a total gross exposure of £155.1bn (1 January 2018: £128.1bn) and impairment allowance of £9m (1 January 2018: £9m).

2	H118 loan impairment charge represents six months of impairment charge, annualised to calculate the loan loss rate.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 01.01.18	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	129,837	25,798	3,152	158,787	142	1,310	1,142	2,594	156,193
Barclays International	22,427	7,051	1,466	30,944	292	1,298	1,080	2,670	28,274
Head Office	6,498	1,596	952	9,046	8	62	294	364	8,682
Total Barclays Group retail	158,762	34,445	5,570	198,777	442	2,670	2,516	5,628	193,149
Barclays UK	22,835	3,880	1,092	27,807	25	88	114	227	27,580
Barclays International	75,331	11,128	2,345	88,804	139	349	694	1,182	87,622
Head Office	8,689	139	74	8,902	2	5	58	65	8,837
Total Barclays Group wholesale	106,855	15,147	3,511	125,513	166	442	866	1,474	124,039
Total loans and advances at amortised cost	265,617	49,592	9,081	324,290	608	3,112	3,382	7,102	317,188
Off-balance sheet loan commitments and financial guarantee contracts	-	-	-	334,573	-	-	-	420
Total				658,863				7,522

	Coverage ratio
	Stage 1	Stage 2	Stage 3	Total
As at 01.01.18%		%	%	%
Barclays UK	0.1	5.1	36.2	1.6
Barclays International	1.3	18.4	73.7	8.6
Head Office	0.1	3.9	30.9	4.0
Total Barclays Group retail	0.3	7.8	45.2	2.8
Barclays UK	0.1	2.3	10.4	0.8
Barclays International	0.2	3.1	29.6	1.3
Head Office	-	3.6	78.4	0.7
Total Barclays Group wholesale	0.2	2.9	24.7	1.2
Total loans and advances at amortised cost	0.2	6.3	37.2	2.2

Gross exposure on loans and advances at amortised cost increased by £3.6bn to £327.9bn (1 January 2018: £324.3bn) driven by growth in the UK mortgage portfolio and CIB lending.

The impairment allowance on loans and advances at amortised cost, including off-balance sheet elements of the allowance, decreased by £0.3bn to £7.2bn (1 January 2018: £7.5bn), including single name write-offs within the Barclays International wholesale business.

The increase in gross exposure on loans and advances at amortised cost of £3.6bn can be seen in the increase in Stage 1 gross exposure of £6.5bn, offset by decreases of £2.3bn and £0.6bn respectively in Stages 2 and 3, with a decrease in the impairment allowance to £6.9bn (1 January 2018: £7.1bn).

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.18	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	127,940	15,793	1,920	907	18,620	2,521	149,081
Credit cards, unsecured loans and other retail lending	39,933	13,976	718	582	15,276	3,671	58,880
Corporate loans	104,281	12,398	406	584	13,388	2,260	119,929
Total	272,154	42,167	3,044	2,073	47,284	8,452	327,890

Impairment Allowance
Home loans	44	77	16	13	106	334	484
Credit cards, unsecured loans and other retail lending	408	2,069	197	243	2,509	2,462	5,379
Corporate loans	116	313	11	14	338	606	1,060
Total	568	2,459	224	270	2,953	3,402	6,923

Net exposure
Home loans	127,896	15,716	1,904	894	18,514	2,187	148,597
Credit cards, unsecured loans and other retail lending	39,525	11,907	521	339	12,767	1,209	53,501
Corporate loans	104,165	12,085	395	570	13,050	1,654	118,869
Total	271,586	39,708	2,820	1,803	44,331	5,050	320,967

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.5	0.8	1.4	0.6	13.2	0.3
Credit cards, unsecured loans and other retail lending	1.0	14.8	27.4	41.8	16.4	67.1	9.1
Corporate loans	0.1	2.5	2.7	2.4	2.5	26.8	0.9
Total	0.2	5.8	7.4	13.0	6.2	40.3	2.1

As at 01.01.18
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	125,224	17,108	1,612	604	19,324	2,425	146,973
Credit cards, unsecured loans and other retail lending	40,482	13,562	702	502	14,766	3,544	58,792
Corporate loans	99,911	14,534	407	561	15,502	3,112	118,525
Total	265,617	45,204	2,721	1,667	49,592	9,081	324,290

Impairment Allowance
Home loans	38	77	10	13	100	326	464
Credit cards, unsecured loans and other retail lending	441	2,086	203	245	2,534	2,291	5,266
Corporate loans	129	444	22	12	478	765	1,372
Total	608	2,607	235	270	3,112	3,382	7,102

Net exposure
Home loans	125,186	17,031	1,602	591	19,224	2,099	146,509
Credit cards, unsecured loans and other retail lending	40,041	11,476	499	257	12,232	1,253	53,526
Corporate loans	99,782	14,090	385	549	15,024	2,347	117,153
Total	265,009	42,597	2,486	1,397	46,480	5,699	317,188

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.5	0.6	2.2	0.5	13.4	0.3
Credit cards, unsecured loans and other retail lending	1.1	15.4	28.9	48.8	17.2	64.6	9.0
Corporate loans	0.1	3.1	5.4	2.1	3.1	24.6	1.2
Total	0.2	5.8	8.6	16.2	6.3	37.2	2.2

Movement in total impairment allowance and provisions

	Stage 1	Stage 2	Stage 3	Total
	Impairment allowance	Impairment allowance	Impairment allowance	Impairment allowance
	£m	£m	£m	£m
Opening balance as at 01.01.18	741	3,371	3,410	7,522
Movement in impairment				676
New financial assets originated or purchased	202	82	69	353
Changes to impairment allowance including transfers between stages and repayments1	(263)	(352)	938	323
Assets derecognised due to write-offs	-	-	(986)	(986)
Closing balance as at 30.06.18	680	3,101	3,431	7,212

Reconciliation of movement to impairment charge/(release) for the period
Movement excluding assets derecognised due to write-offs				676
Recoveries post write-offs				(68)
Exchange and other adjustments2				(37)
Impairment charge for the period				571

1
Change to impairment allowance includes the impacts of transfers between stages, changes made to parameters (such as probability of default, exposure at default and loss given default), changes in macroeconomic variables, drawdowns, repayments and other movements.

2	Includes movement in impairment allowance on other assets, cash collateral and settlement balances.

Measurement uncertainty

The measurement of ECL involves increased complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, and estimation of exposures at default (EAD) and assessing significant increases in credit risk. Impairment charges will tend to be more volatile and will be recognised earlier. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted.

Barclays Group utilises an external consensus forecast as the baseline scenario. In addition, two adverse and two favourable scenarios are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also incorporating IFRS 9 specific sensitivities and non-linearity. The most adverse scenarios are benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenarios from Moody’s inventory, but are not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six core variables, (GDP, unemployment and House Price Index (HPI) in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The probability weights of the scenarios are estimated such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The table below provides a summary of the average, minimum and maximum values of the six core economic variables, for the baseline scenario between 2018 to 2022.

Baseline economic variables1
	Average	Minimum	Maximum
As at 30.06.18%		%	%
UK GDP	1.8	1.5	1.9
UK unemployment	4.7	4.6	4.8
UK HPI	2.6	1.4	3.2
US GDP	2.0	2.0	2.2
US unemployment	4.2	4.1	4.2
US HPI	4.3	4.1	5.1

As at 01.01.18
UK GDP	1.8	1.5	2.0
UK unemployment	4.6	4.6	4.6
UK HPI	2.8	2.0	3.2
US GDP	2.1	2.0	2.2
US unemployment	4.1	4.1	4.2
US HPI	3.4	3.2	4.1

1	GDP and HPI are annualised growth rates. Unemployment rate is a simple average.

The macroeconomic baseline variables show an improvement in the US economic outlook, notably HPI. The UK macroeconomic variables were largely stable and were held constant during H118.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 90% (December 2017: 90%) of the Barclays Group’s total home loans balance.

Home loans principal portfolios	Barclays UK
	As at 30.06.18	As at 31.12.171
Gross loans and advances (£m)	134,431	132,132
90 day arrears rate excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rate (%)	0.2	0.2
Recovery book proportion of outstanding balances (%)	0.2	0.3
Recovery book impairment coverage ratio (%)	3.6	11.2

Average marked to market LTV
Balance weighted (%)	49.6	47.6
Valuation weighted (%)	36.6	35.2

For >100% LTVs
Balances (£m)	261	215
Marked to market collateral (£m)	231	188
Average LTV: balance weighted (%)	127.3	127.7
Average LTV: valuation weighted (%)	116.8	118.6
Balances in recovery book (%)	4.9	5.9

New lending	Half year ended 30.06.18	Half year ended 30.06.17
New home loan bookings (£m)	11,295	10,025
New home loans proportion > 85% LTV (%)	8.9	4.7
Average LTV on new home loans: balance weighted (%)	64.4	62.4
Average LTV on new home loans: valuation weighted (%)	56.3	54.6

1	The comparative information as at December 2017 has been presented on an IAS 39 basis and has not been restated as permitted under IFRS 9.

Home loans principal portfolios – distribution of balances by LTV	As at 30.06.18
	Distribution of balances	Distribution of impairment allowance	Coverage ratio
Barclays UK	%	%	%
<=75%	87.8	55.9	0.0
>75% and <=90%	10.8	23.2	0.1
>90% and <=100%	1.2	6.1	0.3
>100%	0.2	14.8	3.8

Within the UK home loans portfolio:

●
Portfolio credit performance remained strong reflecting the continuing low base rate environment and stable economic conditions. Average LTVs whilst remaining low, increased on last year as 8 out of 12 UK regions experienced house price decreases during H118

●	Home loans with LTV >100% increased 21% to £261m due to a decrease in house prices
●
Owner-occupied interest-only home loans comprised 27% (December 2017: 28%) of total balances. The average balance weighted LTV on these loans increased to 40.6% (December 2017: 39.7%) primarily driven by decreases in the House Price Index (HPI) across Greater London and the South East. The 90 day arrears rate for this portfolio segment, excluding the recovery book, remained broadly stable at 0.2% (December 2017: 0.3%)

●
Buy-to-let (BTL) home loans comprised 12% (December 2017: 11%) of total balances. The average balance weighted LTV increased to 56.6% (December 2017: 53.7%) driven by decreases in the HPI across Greater London and the South East, combined with higher LTVs at origination for BTL loans relative to the attrition on the portfolio. The BTL 90 day arrears rate excluding recovery book remained steady at 0.1% (December 2017: 0.1%)

●	New lending increased to £11.3bn (H117: £10.0bn). An increase in >85% LTV on new lending was driven by market activity and was in line with the risk appetite of the business

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 86% of the Barclays Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross charge-off rate
As at 30.06.18	£m	%	%	%
Barclays UK
UK cards	17,143	1.9	0.9	4.6
UK personal loans	6,372	2.8	1.6	2.7
Barclays International
US cards	20,288	2.5	1.3	5.8
Barclays Partner Finance	3,245	1.2	0.5	2.4
Germany consumer lending	3,385	2.1	0.9	3.1

As at 31.12.171
Barclays UK
UK cards	17,686	1.8	0.8	5.0
UK personal loans	6,255	2.5	1.2	3.3
Barclays International
US cards	21,350	2.6	1.3	5.0
Barclays Partner Finance	3,814	1.3	0.5	2.6
Germany consumer lending	3,384	2.3	1.0	3.2

1	The comparative information as at December 2017 has been presented on an IAS 39 basis and has not been restated as permitted under IFRS 9.

UK cards: 30 and 90 day arrears rates increased slightly due to a reduction in gross lending as delinquent balances remained relatively stable. The annualised gross charge-off rate reduced as the level stabilised following accelerated informal arrangement charge-offs in 2017.

UK personal loans: 30 and 90 day arrears rates increased, and the annualised gross charge-off rate reduced resulting from accounts remaining in collections for longer than expected.

US cards: The annualised gross charge-off rate increased to 5.8% reflecting the impact of a partner portfolio sale and trends across the industry. 30 and 90 day arrears rates remained broadly stable.

Barclays Partner Finance: 30 day arrears rate reduced due to increased acquisition quality. Tightening activity in prior years and operational improvement drove a reduction in charge-off rate.

Germany consumer lending: The reduction in 30 day arrears rate was driven by a combination of higher credit quality on new bookings and improvements in collections performance within Germany cards.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Head Office and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class1
	Half year ended 30.06.18			Half year ended 31.12.17			Half year ended 30.06.17
	Average	High2	Low2	Average	High2	Low2	Average	High2	Low2
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	11	16	8	10	17	8	13	18	10
Interest rate risk	9	19	4	8	15	5	7	15	4
Equity risk	7	12	4	8	12	4	8	14	4
Basis risk	5	8	4	5	6	3	5	6	4
Spread risk	5	9	3	5	8	3	4	6	3
Foreign exchange risk	3	7	2	4	7	2	3	5	2
Commodity risk	1	2	-	2	3	1	2	3	1
Inflation risk	3	4	2	2	3	2	2	4	1
Diversification effect	(24)	n/a	n/a	(26)	n/a	n/a	(24)	n/a	n/a
Total management VaR	20	26	15	18	24	14	20	26	17

1	Includes BAGL.
2
The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR was largely stable when compared to H217.

Treasury and Capital Risk

The Barclays Group has a comprehensive Key Risk Control Framework for managing the Barclays Group’s liquidity risk. The Liquidity Framework meets the PRA standards and is designed to ensure that the Barclays Group has liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Barclays Group’s liquidity risk appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

As at 30 June 2018, the Barclays Group held eligible liquid assets in excess of 100% of net stress outflows for both the 30 day combined market-wide and Barclays specific LRA scenario, and the LCR.

Compliance with internal and regulatory stress tests	Barclays' short-term LRA (30 day combined stress requirement)1	CRD IV LCR
	£bn	£bn
Eligible liquidity buffer	214	208
Net stress outflows	174	135
Surplus	40	73

Liquidity pool as a percentage of anticipated net outflows as at 30 June 2018	123%	154%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2017	126%	154%

1
Of the three stress scenarios monitored as part of the short-term LRA, the 30 day combined stress scenario results in the lowest ratio at 123% (December 2017: 126%). This compares to 157% (December 2017: 139%) under the 90 day market-wide scenario and 131% (December 2017: 131%) under the 30 day Barclays specific scenario.

The Barclays Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

Composition of the Group liquidity pool
	As at 30.06.18				As at 31.12.17
	Liquidity pool	Liquidity pool of which interim CRD IV LCR-eligible			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	162	157	-	-	173

Government bonds2
AAA to A-	36	-	34	-	31
BBB+ to BBB-	1	-	1	-	2
Other LCR ineligible government bonds	1	-		-	1
Total government bonds	38	-	35	-	34

Other
Government guaranteed issuers, PSEs and GSEs	6	-	5	1	6
International organisations and MDBs	4	-	4	-	4
Covered bonds	3	-	3	-	2
Other	1	-	-	-	1
Total other	14	157	12	1	13

Total as at 30 June 2018	214	157	47	1
Total as at 31 December 2017	220	169	43	2

1	Of which over 99% (December 2017: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
2	Of which over 76% (December 2017: over 84%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

The Barclays Group liquidity pool was £214bn as at 30 June 2018 (December 2017: £220bn). During H118, the month end liquidity pool ranged from £207bn to £229bn (December 2017: £165bn to £232bn), and the month end average balance was £220bn (December 2017: £202bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 30 June 2018, 94% (December 2017: 93%) of the liquidity pool was located in Barclays Bank PLC and Barclays Bank UK PLC. The residual portion of the liquidity pool outside of these entities, which is predominantly in the US subsidiaries, is held against entity-specific stress outflows and local regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Barclays Group in the LCR.

Deposit funding	As at 30.06.18			As at 31.12.17
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	187	194	96%	95%
Barclays International	125	191	66%	68%
Head Office	9	1
Barclays Group	321	386	83%	81%

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost. Comparatives have been restated based on this approach.

Funding structure and funding relationships

The basis for liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Barclays Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Barclays Group aims to align the sources and uses of funding. As such, loans and advances are largely funded by deposits, with the surplus used to fund liquidity requirements. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2018 are summarised below:

Assets	As at 30.06.18 £bn	As at 31.12.172 £bn	Liabilities	As at 30.06.18 £bn	As at 31.12.172 £bn
Loans and advances at amortised cost	321	324	Deposits at amortised cost	386	399
Group liquidity pool	214	220	<1 year wholesale funding	40	45
Other assets1	58	47	>1 year wholesale funding	109	99
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances1	329	304	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances1	290	273
			Equity and other liabilities	100	79
Derivative financial instruments	228	238	Derivative financial instruments	225	238
Total assets	1,150	1,133	Total liabilities	1,150	1,133

1	Includes repurchase and reverse repurchase agreements reported on an amortised cost and a fair value basis.
2	December 2017 comparatives have been updated to reflect classification changes to balance sheet presentation.

Composition of wholesale funding1

Wholesale funding outstanding (excluding repurchase agreements) was £149bn (December 2017: £144bn). In H118, Barclays Group issued £6.2bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of different currencies. Barclays Bank PLC continued to issue in the shorter term markets and Barclays Bank UK PLC issued in the shorter term and secured markets, helping to maintain their stable and diversified funding bases. Notable issuances in H118 included $3bn 3 year senior unsecured notes from Barclays Bank PLC and a £1.25bn 5 year covered bond from Barclays Bank UK PLC.

Barclays Group has continued to reduce its reliance on short-term wholesale funding, where the proportion maturing in less than 1 year fell to 27% (December 2017: 31%). Wholesale funding of £39.8bn (December 2017: £44.9bn) matures in less than one year, of which £10.8bn (December 2017: £13.8bn) relates to term funding. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £174bn (December 2017: £175bn).

Maturity profile of wholesale funding2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	-	0.1	-	-	0.1	2.3	2.8	2.7	2.4	16.8	27.1
Senior unsecured (privately placed)	-	0.1	-	-	0.1	-	0.1	0.1	-	0.5	0.8
Subordinated liabilities	-	-	-	-	-	-	-	-	-	6.6	6.6
Barclays Bank PLC (including
subsidiaries)
Certificates of deposit and commercial paper	0.9	8.9	3.2	8.5	21.5	1.1	0.8	0.5	0.3	-	24.2
Asset backed commercial paper	2.6	3.0	0.8	-	6.4	-	-	-	-	-	6.4
Senior unsecured (public benchmark)	-	-	-	1.5	1.5	1.8	2.8	0.1	-	0.8	7.0
Senior unsecured (privately placed)3	0.5	0.8	1.2	5.8	8.3	8.3	6.7	1.8	4.1	16.9	46.1
Covered bonds	-	-	-	-	-	-	-	-	-	0.2	0.2
Asset backed securities	-	-	0.4	0.3	0.7	2.0	-	-	0.6	1.6	4.9
Subordinated liabilities	-	-	-	-	-	-	5.6	1.3	2.2	4.4	13.5
Other	0.1	-	-	-	0.1	-	0.1	-	-	1.2	1.4
Barclays Bank UK PLC (including
subsidiaries)
Certificates of deposit and commercial paper	0.4	0.5	-	0.2	1.1	-	-	-	-	-	1.1
Covered bonds	-	-	-	-	-	2.8	1.0	2.3	1.3	1.0	8.4
Asset backed securities	-	-	-	-	-	0.8	-	-	-	-	0.8
Total as at 30 June 2018	4.5	13.4	5.6	16.3	39.8	19.1	19.9	8.8	10.9	50.0	148.5
Of which secured	2.6	3.0	1.2	0.3	7.1	5.6	1.0	2.3	1.9	2.8	20.7
Of which unsecured	1.9	10.4	4.4	16.0	32.7	13.5	18.9	6.5	9.0	47.2	127.8

Total as at 31 December 2017	7.2	14.9	12.5	10.3	44.9	18.7	12.0	13.6	13.5	41.0	143.7
Of which secured	1.9	5.1	1.0	0.2	8.2	3.5	2.0	1.0	2.5	3.1	20.3
Of which unsecured	5.3	9.8	11.5	10.1	36.7	15.2	10.0	12.6	11.0	37.9	123.4

1
The composition of wholesale funds comprises of the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises of public benchmark and privately placed senior unsecured notes, covered bonds, asset backed securities (ABS) and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £35.5bn, of which £5.4bn matures within one year.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Barclays Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch, and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Barclays Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A	A2	A
Short-term	A-1	P-1	F1
Outlook	Stable	Stable	Rating Watch Positive

Barclays Bank UK PLC
Long-term	A	A1	A
Short-term	A-1	P-1	F1
Outlook	Stable	Stable	Rating Watch Positive

Barclays PLC
Long-term	BBB	Baa3	A
Short-term	A-2	P-3	F1
Outlook	Stable	Stable	Stable

All credit rating agencies took rating actions during the year to convert their respective initial ratings of Barclays Bank UK PLC to final as the UK ring-fenced bank was stood up in April 2018.

In March 2018, S&P finalised their rating of Barclays Bank UK PLC to be in line with Barclays Bank PLC at A. Both entities are on stable outlooks. Barclays PLC continues to be rated BBB with a stable outlook.

In April 2018, Moody’s assigned a rating to Barclays Bank UK PLC of A1, whilst Barclays Bank PLC and Barclays PLC’s ratings were downgraded by one notch to A2 and Baa3 respectively, due to their assessment of profitability and, for Barclays Bank PLC, the impact of ring-fencing. All entities carry stable outlooks.

In April 2018, Fitch assigned a rating to Barclays Bank UK PLC of A aligned to Barclays Bank PLC’s rating. Both entities are on Rating Watch Positive outlook, due to the anticipated sufficient amount of junior debt they expect both entities to have by the end of 2018, referred to as qualifying junior debt. Barclays PLC continues to be rated A on stable outlook.

Barclays also solicits issuer ratings from R&I, and the ratings of A- for Barclays PLC and A for Barclays Bank PLC were affirmed in July 2018 with stable outlooks.

Capital

Barclays’ fully loaded CET1 regulatory requirement is expected to be 11.4% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement and an expected 0.5% Countercyclical Capital Buffer (CCyB).

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.9% applicable for 2018. The G-SII buffer for 2018 has been set at 1.5% with 1.1% applicable for 2018. On 21 November 2017 the FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019.

On 27 June 2018, the Financial Policy Committee (FPC) increased the UK CCyB rate from 0% to 0.5% resulting in a 0.27% CCyB for Barclays for H118. From November 2018, the rate is expected to increase to 1% and based on current UK exposures, Barclays’ CCyB is expected to be approximately 0.5% from November 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction, however based on current exposures none of those set are material.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2018 is 4.3%, of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum whilst others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

As at 30 June 2018, Barclays’ transitional CET1 ratio was 13.0% which exceeded the H118 transitional minimum requirement of 10.2% comprising a 4.5% Pillar 1 minimum, a 1.9% CCB, a 1.1% G-SII buffer, a 0.27% CCyB and a 2.4% Pillar 2A requirement.

Capital ratios 1,2,3	As at	As at	As at
	30.06.18	31.03.18	31.12.17
CET1	13.0%	12.7%	13.3%
Tier 1 (T1)	16.6%	16.4%	17.2%
Total regulatory capital	20.5%	20.3%	21.5%

Capital resources	£bn	£bn	£bn
Total equity excluding non-controlling interests per the balance sheet	61.1	59.5	63.9
Less: other equity instruments (recognised as AT1 capital)	(8.9)	(8.9)	(8.9)
Adjustment to retained earnings for foreseeable dividends	(0.6)	(0.7)	(0.4)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1.6)	(1.4)	(1.4)
Goodwill and intangible assets	(7.9)	(7.9)	(7.9)
Deferred tax assets that rely on future profitability excluding temporary differences	(0.5)	(0.5)	(0.6)
Fair value reserves related to gains or losses on cash flow hedges	(0.7)	(0.7)	(1.2)
Excess of expected losses over impairment	-	-	(1.2)
Gains or losses on liabilities at fair value resulting from own credit	0.1	0.1	0.1
Defined benefit pension fund assets	(0.8)	(0.6)	(0.7)
Direct and indirect holdings by an institution of own CET1 instruments	(0.1)	(0.1)	(0.1)
Adjustment under IFRS 9 transitional arrangements	1.3	1.3	-
CET1 capital	41.4	40.2	41.6

AT1 capital
Capital instruments and related share premium accounts	8.9	8.9	8.9
Qualifying AT1 capital (including minority interests) issued by subsidiaries	2.8	3.1	3.5
Other regulatory adjustments and deductions	(0.1)	(0.1)	(0.1)
AT1 capital	11.7	11.9	12.3

T1 capital	53.0	52.1	53.9

T2 capital
Capital instruments and related share premium accounts	6.6	6.3	6.5
Qualifying T2 capital (including minority interests) issued by subsidiaries	6.1	6.3	7.0
Credit risk adjustments (excess of impairment over expected losses)	-	0.1	-
Other regulatory adjustments and deductions	(0.3)	(0.3)	(0.3)
Total regulatory capital	65.4	64.5	67.2

Total RWAs1	319.3	317.9	313.0

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC additional tier 1 (AT1) securities, was 12.6%, with £40.1bn of CET1 capital and £319.2bn of RWAs calculated without applying the transitional arrangements of the CRR.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 13.0%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months	Six months
	ended	ended
	30.06.18	30.06.18
	£bn	£bn
Opening CET1 capital	40.2	41.6

Effects of changes in accounting policies	-	(2.2)

Profit for the period attributable to equity holders	1.4	0.8
Dividends paid and foreseen	(0.4)	(0.8)
Increase/(decrease) in retained regulatory capital generated from earnings	1.0	-

Net impact of share schemes	0.2	(0.2)
Fair value through other comprehensive income reserve	(0.5)	(0.5)
Currency translation reserve	0.9	0.3
Increase/(decrease) in other qualifying reserves	0.6	(0.3)

Pension remeasurements within reserves	0.1	(0.1)
Defined benefit pension fund asset deduction	(0.3)	(0.1)
Net impact of pensions	(0.2)	(0.2)

Additional value adjustments (PVA)	(0.2)	(0.2)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	-	0.1
Excess of expected loss over impairment	-	1.2
Adjustment under IFRS 9 transitional arrangements	-	1.3
(Decrease)/increase in regulatory capital due to adjustments and deductions	(0.2)	2.5

Closing CET1 capital	41.4	41.4

CET1 capital decreased £0.2bn to £41.4bn.

Profit for the period attributable to equity holders of £0.8bn was offset by a £0.8bn regulatory deduction for dividends paid and foreseen. Other movements in the period were:

●
A £0.3bn decrease in other qualifying reserves including a £0.5bn decrease in the fair value through other comprehensive income reserve offset by a £0.3bn increase in the currency translation reserve driven by the appreciation of period end USD against GBP

●	A £0.2bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.3bn in April 2018

The implementation of IFRS 9 resulted in a net increase in CET1 capital as the initial decrease in shareholders' equity of £2.2bn on implementation was more than offset by the transitional relief of £1.3bn and the removal of £1.2bn of regulatory deduction for the excess of expected loss over impairment.

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.06.18	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	3.9	59.1	0.2	-	-	-	-	-	11.8	75.0
Barclays International	51.1	74.4	15.6	16.4	0.1	2.9	14.7	14.4	28.4	218.0
Head Office	4.4	5.2	-	0.2	-	-	-	-	16.5	26.3
Barclays Group	59.4	138.7	15.8	16.6	0.1	2.9	14.7	14.4	56.7	319.3

As at 31.03.18
Barclays UK	3.2	57.1	-	-	-	-	-	-	12.2	72.5
Barclays International	47.5	71.9	17.8	17.0	0.1	2.5	16.1	13.6	27.7	214.2
Head Office	2.8	9.0	0.1	0.5	-	0.2	0.1	1.6	16.8	31.2
Barclays Group	53.6	138.0	17.9	17.5	0.1	2.7	16.2	15.2	56.7	317.9

As at 31.12.17
Barclays UK	3.8	55.0	-	-	-	-	-	-	12.2	70.9
Barclays International	49.1	69.5	17.0	17.2	0.1	2.8	13.3	13.5	27.7	210.3
Head Office	2.9	9.8	0.1	0.6	-	0.2	0.1	1.4	16.8	31.8
Barclays Group	55.8	134.2	17.1	17.9	0.1	3.0	13.4	14.9	56.7	313.0

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
Half year ended 30.06.18	£bn	£bn	£bn	£bn	£bn
Opening RWAs	190.0	38.0	28.3	56.7	313.0
Book size	9.8	(1.0)	(0.6)	-	8.2
Acquisitions and disposals	(3.2)	(0.3)	(0.2)	-	(3.7)
Book quality	(2.4)	0.2	-	-	(2.2)
Model updates	(0.2)	-	-	-	(0.2)
Methodology and policy	3.1	(1.5)	1.6	-	3.2
Foreign exchange movements1	1.0	-	-	-	1.0
Closing RWAs	198.1	35.4	29.1	56.7	319.3

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWAs increased £6.3bn to £319.3bn as:

●	Book size increased RWAs by £8.2bn primarily due to increased lending activity in the investment banking businesses
●	Acquisitions and disposals decreased RWAs by £3.7bn primarily due to the regulatory deconsolidation of BAGL
●	Book quality decreased RWAs by £2.2bn primarily due to changes in the risk profile in Barclays International
●	Methodology and policy increased RWAs by £3.2bn primarily due to regulatory methodology changes for the ESHLA portfolio
●	Foreign exchange movements increased RWAs by £1.0bn primarily due to appreciation of period end USD against GBP

Leverage ratio and exposures

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.7% as at 30 June 2018; this comprised the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.39% and a countercyclical leverage ratio buffer (CCLB) of 0.1%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.39% transitional G-SII ALRB was £4.3bn and the 0.1% CCLB was £1.1bn. The fully loaded UK leverage requirement is expected to be 4.0%.

From 1 January 2018, following the end of the transitional period Barclays is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. During the transitional period, the exposure measure was based on the last day of each month in the quarter. Barclays is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures.

Leverage ratios1,2	As at 30.06.18	As at 31.03.18	As at 31.12.17
	£bn	£bn	£bn
Average T1 capital3	49.7	50.0	51.2
Average UK leverage exposure4	1,082	1,090	1,045
Average UK leverage ratio	4.6%	4.6%	4.9%
UK leverage ratio	4.9%	4.8%	5.1%

CET1 capital	41.4	40.2	41.6
AT1 capital	8.8	8.8	8.8
T1 capital3	50.2	49.1	50.4

Leverage exposure
Accounting assets
Derivative financial instruments	228	215	238
Derivative cash collateral	48	52	53
Securities financing transactions (SFTs)	119	128	113
Loans and advances and other assets	755	747	729
Total IFRS assets	1,150	1,142	1,133

Regulatory consolidation adjustments	-	8	8

Derivatives adjustments
Derivatives netting	(208)	(195)	(217)
Adjustments to cash collateral	(40)	(34)	(42)
Net written credit protection	20	18	14
Potential future exposure (PFE) on derivatives	128	121	120
Total derivatives adjustments	(100)	(90)	(125)

SFTs adjustments	19	20	19

Regulatory deductions and other adjustments	(10)	(10)	(13)

Weighted off-balance sheet commitments	106	101	103

Qualifying central bank claims	(135)	(140)	(140)

UK leverage exposure2	1,030	1,031	985

1	The fully loaded UK leverage ratio was 4.8%, with £48.9bn of T1 capital and £1,029bn of leverage exposure calculated without applying the transitional arrangements of the CRR.
2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR.
3	The T1 capital is calculated in line with the PRA Handbook, which excludes grandfathered AT1 instruments allowed under the CRR.
4	The average UK leverage exposure as at 31 December 2017 was calculated based on the last day of each month in the quarter.

The average UK leverage ratio decreased to 4.6% (December 2017: 4.9%) partially driven by the change to the daily exposure measure. Average UK leverage exposures increased due to higher trading activity in SFTs and trading portfolio assets. Average T1 capital decreased primarily due to settlement of litigation and conduct charges.

The UK leverage ratio decreased to 4.9% (December 2017: 5.1%) due to an increase in UK leverage exposure to £1,030bn (December 2017: £985bn).

●
Loans and advances and other assets increased £26bn to £755bn. This was primarily due to a £19bn increase in settlement balances and a £6bn increase in bonds held by treasury, offset by a £10bn decrease in cash and balances at central banks held as part of the Barclays Group liquidity pool

●	PFEs increased £8bn to £128bn primarily driven by an increase in foreign exchange and interest rate derivatives
●	SFTs increased £6bn to £119bn primarily driven by higher client demand for securities due to an increase in trading activity
●	Regulatory consolidation adjustments decreased £8bn primarily driven by the regulatory deconsolidation of BAGL

The difference between the average UK leverage ratio and the UK leverage ratio was primarily driven by lower SFTs, trading portfolio assets and settlement exposures at quarter end.

Barclays is required to disclose a CRR leverage ratio. This is included in the additional Barclays regulatory disclosures, prepared in accordance with European Banking Authority (EBA) guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report H1 2018), due to be published by 31 August 2018, available at home.barclays/results.

Minimum requirement for own funds and eligible liabilities

Under the Bank of England’s statement of policy on MREL, the Bank of England will set MREL for UK Global Systemically Important Banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard. Institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of either: (i) two times the sum of its Pillar 1 and Pillar 2A requirements or; (ii) the higher of two times its leverage ratio requirement or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays’ indicative MREL requirement is currently expected to be 29.1% of RWAs from 1 January 2022 consisting of the following components:

●	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.3% Pillar 2A buffers respectively
●	Regulatory buffers including a 1.5% G-SII buffer, 2.5% CCB and 0.5% from the planned introduction of a 1% CCyB for the UK1

MREL ratios and position
MREL ratios	As at 30.06.18	As at 31.03.18	As at 31.12.17
CET1 capital2	13.0%	12.7%	13.3%
AT1 capital instruments and related share premium accounts	2.8%	2.8%	2.9%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	2.0%	2.1%
Term senior unsecured funding	8.7%	7.2%	6.8%
Total Barclays PLC (the Parent company) MREL ratio	26.5%	24.7%	25.0%
Qualifying AT1 capital (including minority interests) issued by subsidiaries3	0.9%	0.9%	1.1%
Qualifying T2 capital (including minority interests) issued by subsidiaries3	1.8%	1.9%	2.2%
Total MREL ratio, including eligible Barclays Bank PLC instruments	29.2%	27.5%	28.2%

MREL position	£bn	£bn	£bn
CET1 capital2	41.4	40.2	41.6
AT1 capital instruments and related share premium accounts	8.9	8.9	8.9
T2 capital instruments and related share premium accounts	6.6	6.3	6.5
Term senior unsecured funding	27.6	22.9	21.2
Total Barclays PLC (the Parent company) MREL position	84.5	78.3	78.2
Qualifying AT1 capital (including minority interests) issued by subsidiaries3	2.7	2.9	3.4
Qualifying T2 capital (including minority interests) issued by subsidiaries3	5.8	6.1	6.8
Total MREL position, including eligible Barclays Bank PLC instruments	93.0	87.3	88.4

Total RWAs2	319.3	317.9	313.0

1	2022 requirements subject to Bank of England review by the end of 2020.
2	CET1 capital and RWAs are calculated applying the transitional arrangements of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.
3	Includes other AT1 capital regulatory adjustments and deductions of £0.1bn (December 2017: £0.1bn), and other T2 capital regulatory adjustments and deductions of £0.3bn (December 2017: £0.3bn).

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 49 to 54 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union (EU), and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules (DTR) 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2018 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2018 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2018.

Signed on 1 August 2018 on behalf of the Board by

James E Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman John McFarlane	Executive Directors James E Staley Tushar Morzaria
Non-executive Directors
Mike Ashley
Tim Breedon CBE
Sir Ian Cheshire
Mary Anne Citrino
Mary Francis CBE
Crawford Gillies
Sir Gerry Grimstone
Reuben Jeffery III
Matthew Lester
Dambisa Moyo
Diane Schueneman
Mike Turner CBE

Independent Review Report to Barclays PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2018 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2018;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2018 is not prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in Note 1, Basis of preparation, the annual financial statements of the Barclays Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL

1 August 2018

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended	Half year ended
		30.06.18	30.06.17
Continuing operations	Notes1	£m	£m
Net interest income		4,378	5,098
Net fee and commission income	3	3,489	3,550
Net trading income		2,480	1,667
Net investment income		512	528
Other income		75	38
Total income		10,934	10,881
Credit impairment charges and other provisions		(571)	(1,054)
Net operating income		10,363	9,827

Staff costs	4	(4,277)	(4,460)
Administration and general expenses	5	(4,439)	(3,272)
Operating expenses		(8,716)	(7,732)

Profit on disposal of undertakings and share of results of associates and joint ventures		12	246
Profit before tax		1,659	2,341
Tax charge	6	(737)	(778)
Profit after tax in respect of continuing operations		922	1,563
Loss after tax in respect of discontinued operation		-	(2,195)
Profit/(loss) after tax		922	(632)

Attributable to:
Equity holders of the parent		468	(1,211)
Other equity instrument holders2		346	301
Total equity holders of the parent		814	(910)
Non-controlling interests in respect of continuing operations	7	108	138
Non-controlling interests in respect of discontinued operation	7	-	140
Profit/(loss) after tax		922	(632)

Earnings per share2		p	p
Basic earnings/(loss) per ordinary share	8	3.3	(6.6)
Basic earnings per ordinary share in respect of continuing operations	8	3.3	7.1
Basic loss per ordinary share in respect of discontinued operation	8	-	(13.7)
Diluted earnings/(loss) per ordinary share	8	3.2	(6.5)
Diluted earnings per ordinary share in respect of continuing operations	8	3.2	7.0
Diluted loss per ordinary share in respect of discontinued operation	8	-	(13.5)

1	For notes to the Financial Statements see pages 55 to 93.
2
The profit after tax attributable to other equity instrument holders of £346m (H117: £301m) is offset by a tax credit recorded in reserves of £93m (H117: £82m). The net amount of £253m (H117: £219m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended	Half year ended
		30.06.18	30.06.17
	Notes1	£m	£m
Profit/(loss) after tax		922	(632)
Profit after tax in respect of continuing operations		922	1,563
Loss after tax in respect of discontinued operation		-	(2,195)

Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:2
Currency translation reserve	17	338	(635)
Available for sale reserve3	17	-	69
Fair value through other comprehensive income reserve3	17	(189)	-
Cash flow hedging reserve	17	(509)	(531)
Other		11	15
Other comprehensive loss that may be recycled to profit or loss from continuing operations		(349)	(1,082)

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:2
Retirement benefit remeasurements	14	(54)	(29)
Fair value through other comprehensive income reserve3	17	(267)	-
Own credit	17	(73)	22
Other comprehensive loss not recycled to profit or loss from continuing operations		(394)	(7)

Other comprehensive loss for the period from continuing operations		(743)	(1,089)

Other comprehensive income for the period from discontinued operation		-	1,301

Total comprehensive income/(loss) for the period:
Total comprehensive income for the period, net of tax from continuing operations		179	474
Total comprehensive loss for the period, net of tax from discontinued operation		-	(894)
Total comprehensive income/(loss) for the period		179	(420)

Attributable to:
Equity holders of the parent		70	(666)
Non-controlling interests		109	246
Total comprehensive income/(loss) for the period		179	(420)

1	For notes to the Financial Statements see pages 55 to 93.
2	Reported net of tax.
3	Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.

Condensed consolidated balance sheet (unaudited)
		As at	As at
		30.06.18	31.12.172
Assets	Notes1	£m	£m
Cash and balances at central banks		160,751	171,082
Cash collateral and settlement balances		94,186	77,168
Loans and advances at amortised cost		320,967	324,048
Reverse repurchase agreements and other similar secured lending		694	12,546
Trading portfolio assets		116,536	113,760
Financial assets at fair value through the income statement		146,430	116,281
Derivative financial instruments	10	228,498	237,669
Financial investments		-	58,915
Financial assets at fair value through other comprehensive income		60,089	-
Investments in associates and joint ventures		713	718
Goodwill and intangible assets		7,871	7,849
Property, plant and equipment		2,471	2,572
Current tax assets	6	567	482
Deferred tax assets	6	4,028	3,457
Retirement benefit assets	14	1,124	966
Other assets		4,647	4,542
Assets included in disposal groups classified as held for sale		-	1,193
Total assets		1,149,572	1,133,248

Liabilities
Deposits at amortised cost		386,451	398,701
Cash collateral and settlement balances		85,254	68,143
Repurchase agreements and other similar secured borrowing		20,865	40,338
Debt securities in issue		78,404	73,314
Subordinated liabilities	12	20,095	23,826
Trading portfolio liabilities		47,367	37,351
Financial liabilities designated at fair value		211,390	173,718
Derivative financial instruments	10	224,928	238,345
Current tax liabilities	6	684	586
Deferred tax liabilities	6	71	44
Retirement benefit liabilities	14	291	312
Other liabilities		7,315	9,011
Provisions	13	3,289	3,543
Total liabilities		1,086,404	1,067,232

Equity
Called up share capital and share premium	15	22,144	22,045
Other reserves	17	4,532	5,383
Retained earnings		25,441	27,536
Shareholders' equity attributable to ordinary shareholders of the parent		52,117	54,964
Other equity instruments	16	8,938	8,941
Total equity excluding non-controlling interests		61,055	63,905
Non-controlling interests	7	2,113	2,111
Total equity		63,168	66,016

Total liabilities and equity		1,149,572	1,133,248

1	For notes to the Financial Statements see pages 55 to 93.
2
Barclays introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1, Basis of preparation on pages 55 to 60, Note 21, Transition disclosures on pages 90 to 92 and the Credit risk disclosures on pages 27 to 30.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.18	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016
Effects of changes in accounting policies	-	-	(136)	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	22,045	8,941	5,247	25,522	61,755	2,111	63,866
Continuing operations
Profit after tax	-	346	-	468	814	108	922
Currency translation movements	-	-	338	-	338	-	338
Fair value through other comprehensive income reserve	-	-	(456)	-	(456)	-	(456)
Cash flow hedges	-	-	(509)	-	(509)	-	(509)
Retirement benefit remeasurements	-	-	-	(54)	(54)	-	(54)
Own credit	-	-	(73)	-	(73)	-	(73)
Other	-	-	-	10	10	1	11
Total comprehensive income for the period	-	346	(700)	424	70	109	179
Issue of new ordinary shares	67	-	-	-	67	-	67
Issue of shares under employee share schemes	32	-	-	237	269	-	269
Other equity instruments coupons paid	-	(346)	-	93	(253)	-	(253)
Redemption of preference shares	-	-	-	-	-	-	-
Treasury shares	-	-	(15)	(484)	(499)	-	(499)
Dividends paid	-	-	-	(341)	(341)	(106)	(447)
Other movements	-	(3)	-	(10)	(13)	(1)	(14)
Balance as at 30 June 2018	22,144	8,938	4,532	25,441	61,055	2,113	63,168

Half year ended 31.12.17
Balance as at 1 July 2017	21,998	7,694	6,148	28,026	63,866	2,397	66,263
Continuing operations
Profit after tax	-	338	-	(711)	(373)	111	(262)
Currency translation movements	-	-	(702)	-	(702)	-	(702)
Available for sale investments	-	-	380	-	380	-	380
Cash flow hedges	-	-	(417)	-	(417)	-	(417)
Retirement benefit remeasurements	-	-	-	82	82	-	82
Own credit	-	-	(33)	-	(33)	-	(33)
Other	-	-	-	(20)	(20)	-	(20)
Total comprehensive income for the period	-	338	(772)	(649)	(1,083)	111	(972)
Issue of new ordinary shares	10	-	-	-	10	-	10
Issue of shares under employee share schemes	37	-	-	221	258	-	258
Issue and exchange of other equity instruments	-	1,245	-	-	1,245	-	1,245
Other equity instruments coupons paid	-	(338)	-	92	(246)	-	(246)
Redemption of preference shares	-	-	-	(6)	(6)	(203)	(209)
Treasury shares	-	-	-	(19)	(19)	-	(19)
Dividends paid	-	-	-	(170)	(170)	(108)	(278)
Net equity impact of partial BAGL disposal	-	-	-	-	-	(19)	(19)
Other movements	-	2	7	41	50	(67)	(17)
Balance as at 31 December 2017	22,045	8,941	5,383	27,536	63,905	2,111	66,016

1	Details of share capital, other equity instruments and other reserves are shown on pages 77 to 78.
2	Details of non-controlling interests are shown on page 64.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.17	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Continuing operations
Profit after tax	-	301	-	1,124	1,425	138	1,563
Currency translation movements	-	-	(634)	-	(634)	(1)	(635)
Available for sale investments	-	-	69	-	69	-	69
Cash flow hedges	-	-	(531)	-	(531)	-	(531)
Retirement benefit remeasurements	-	-	-	(29)	(29)	-	(29)
Own credit	-	-	22	-	22	-	22
Other	-	-	-	15	15	-	15
Total comprehensive income net of tax from continuing operations	-	301	(1,074)	1,110	337	137	474
Total comprehensive income net of tax from discontinued operation	-	-	1,332	(2,335)	(1,003)	109	(894)
Total comprehensive income for the period	-	301	258	(1,225)	(666)	246	(420)
Issue of new ordinary shares	107	-	-	-	107	-	107
Issue of shares under employee share schemes	49	-	-	284	333	-	333
Issue and exchange of other equity instruments	-	1,245	-	-	1,245	-	1,245
Other equity instruments coupons paid	-	(301)	-	82	(219)	-	(219)
Redemption of preference shares	-	-	-	(473)	(473)	(657)	(1,130)
Treasury shares	-	-	14	(617)	(603)	-	(603)
Dividends paid	-	-	-	(339)	(339)	(307)	(646)
Net equity impact of partial BAGL disposal	-	-	-	(359)	(359)	(3,443)	(3,802)
Other movements	-	-	-	(33)	(33)	66	33
Balance as at 30 June 2017	21,998	7,694	6,148	28,026	63,866	2,397	66,263

1	Details of share capital, other equity instruments and other reserves are shown on pages 77 to 78.
2	Details of non-controlling interests are shown on page 64.

Condensed consolidated cash flow statement (unaudited)
	Half year ended	Half year ended
	30.06.18	30.06.17
Continuing operations	£m	£m
Profit before tax	1,659	2,341
Adjustment for non-cash items	2,716	1,041
Changes in operating assets and liabilities	(2,799)	32,088
Corporate income tax paid	(172)	(530)
Net cash from operating activities	1,404	34,940
Net cash from investing activities	(7,332)	2,043
Net cash from financing activities	(4,300)	287
Effect of exchange rates on cash and cash equivalents	403	(1,092)
Net (decrease)/increase in cash and cash equivalents from continuing operations	(9,825)	36,178
Net cash from discontinued operation	-	101
Net (decrease)/increase in cash and cash equivalents	(9,825)	36,279
Cash and cash equivalents at beginning of the period	204,612	144,110
Cash and cash equivalents at end of the period	194,787	180,389

Financial Statement Notes

1. Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2018 have been prepared in accordance with the DTR of the UK’s Financial Conduct Authority (the UK FCA) and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2017, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report 2017, except as disclosed below.

1.	IFRS 9 Financial Instruments

IFRS 9, Financial Instruments, which replaced IAS 39, Financial Instruments: Recognition and Measurement, was applied effective from 1 January 2018, including the early adoption of ‘Prepayment Features with Negative Compensation (Amendments to IFRS 9)’ which was endorsed by the EU in March 2018. IFRS 9 includes an accounting policy choice to continue to apply hedge accounting in accordance with IAS 39, which Barclays has decided to apply.

IFRS 9 was applied retrospectively by adjusting the opening balance sheet at the date of initial application, and comparative periods have not been restated.

(i)	Changes in presentation

The following voluntary changes in presentation have been made as a result of the review of accounting presentation following the adoption of IFRS 9, and is expected to provide more relevant information to the users of the financial statements. These presentational changes have no effect on the measurement of these items and therefore had no impact on retained earnings or profit for any period. The effect of these presentational changes on transition are included in the reconciliation on pages 90 to 92 and are noted below:

●
‘Items in the course of collection from other banks’ and ‘prepayments, accrued income and other assets’ are reported in ‘other assets’. Equally, ‘items in the course of collection due to other banks’ and ‘accruals, deferred income and other liabilities’ are reported in ‘other liabilities’;

●
‘Loans and advances to banks’ and ‘loans and advances to customers’ have been disaggregated and are now reported in ‘loans and advances at amortised cost’ and ‘cash collateral and settlement balances’;

●	‘Deposits from banks’ and ‘customer accounts’ have been disaggregated and are now reported in ‘deposits at amortised cost’ and ‘cash collateral and settlement balances’;
●	‘Financial assets designated at fair value’ are now reported within ‘financial assets at fair value through the income statement’;
●	The majority of available for sale assets which were previously reported in ‘financial investments’ are now reported in ‘financial assets at fair value through other comprehensive income’; and
●	Held to maturity assets which were previously reported in ‘financial investments’ are now reported in ‘loans and advances at amortised cost’.
(ii)	Application of IFRS 9

The accounting policies which have been applied effective from 1 January 2018 as a result of adopting IFRS 9 are as follows.

IFRS 9 requires financial assets to be classified on the basis of two criteria:

i)	the business model within which financial assets are managed; and
ii)	their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).

Business models were determined on initial application of IFRS 9. Barclays assesses the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales.

The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. In assessing whether contractual cash flows are SPPI compliant, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

(iii)	Financial instruments measured at amortised cost

Financial assets that are held in a business model to collect the contractual cash flows and that contain contractual terms that give rise on specified dates to cash flows that are SPPI, are measured at amortised cost. The carrying value of these financial assets at initial recognition includes any directly attributable transaction costs.

In determining whether the business model is a ‘hold to collect’ model, the objective of the business model must be to hold the financial asset to collect contractual cash flows rather than holding the financial asset for trading or short-term profit taking purposes. While the objective of the business model must be to hold the financial asset to collect contractual cash flows this does not mean Barclays is required to hold the financial assets until maturity. When determining if the business model objective is to collect contractual cash flows Barclays will consider past sales and expectations about future sales.

(iv)	Financial assets measured at fair value through other comprehensive income (‘FVOCI’)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling and that contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Upon disposal, the cumulative gains and losses in other comprehensive income are recognised in the income statement in net investment income.

In determining whether the business model is achieved by both collecting contractual cash flows and selling financial assets, it is determined that both collecting contractual cash flows and selling financial assets are integral to achieving the objective of the business model. When determining if the business model is achieved by both collecting contractual cash flows and selling financial assets, Barclays will consider past sales and expectations about future sales.

(v)	Equity securities

For equity securities that are not held for trading, Barclays may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income (except for dividend income which is recognised in profit or loss). Gains or losses on the derecognition of these equity securities are not transferred to profit or loss. These assets are also not subject to the impairment requirements and therefore no amounts are recycled to the income statement. Where Barclays has not made the irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, equity securities are measured at fair value through profit or loss.

(vi)	Financial instruments designated at fair value through profit or loss

Financial assets, other than those held for trading, are classified in this category if they are so irrevocably designated at inception and the use of the designation removes or significantly reduces an accounting mismatch.

Subsequent changes in fair value are recognised in the income statement in net investment income.

Financial liabilities can be designated at fair value through profit or loss if they meet one or more of the criteria set out below and are so designated irrevocable at inception:

●	the use of the designation removes or significantly reduces an accounting mismatch;
●
when a group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

●	where the financial liability contains one or more non-closely related embedded derivatives.

Subsequent changes in fair value are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

(vii)	Financial assets at fair value through profit or loss

Financial assets that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

(viii)	Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. All derivative instruments are held at fair value through profit or loss, except for derivatives that are in a designated cash flow or net investment hedge accounting relationship. This includes terms included in a contract or financial liability (the host), which, had it been a standalone contract, would have met the definition of a derivative. If these are separated from the host, i.e. when the economic characteristics of the embedded derivative are not closely related with those of the host contract and the combined instrument is not measured at fair value through profit or loss, then they are accounted for in the same way as derivatives. For financial assets, the requirements are whether the financial asset contain contractual terms that give rise on specified dates to cash flows that are SPPI, and consequently the requirements for accounting for embedded derivatives are not applicable to financial assets.

(ix)	Impairment

Entities are required to recognise expected credit losses (ECLs) based on unbiased forward-looking information for all financial assets at amortised cost, lease receivables, debt financial assets at fair value through other comprehensive income, loan commitments and financial guarantee contracts. Intercompany exposures, including loan commitments and financial guarantee contracts, are also in scope under IFRS 9.

At the reporting date, an allowance (or provision for loan commitments and financial guarantees) is required for the 12 month ECLs. If the credit risk has significantly increased since initial recognition (Stage 1), an allowance (or provision) should be recognised for the lifetime ECLs for financial instruments for which the credit risk has increased significantly since initial recognition (Stage 2) or which are credit impaired (Stage 3).

The measurement of ECL is calculated using three main components: (i) probability of default (PD (ii) loss given default (LGD) and (iii) the exposure at default (EAD).

The 12 month ECL is calculated by multiplying the 12 month PD, LGD and the EAD. The 12 month and lifetime PDs represent the PD occurring over the next 12 months and the remaining maturity of the instrument respectively. The EAD represents the expected balance at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdowns of committed facilities. The LGD represents expected losses on the EAD given the event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.

Determining a significant increase in credit risk since initial recognition:

Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments. Exposures are considered to have resulted in a significant increase in credit risk and are moved to Stage 2 when:

i)	Quantitative test

The annualised cumulative weighted average lifetime PD has increased by more than an agreed threshold relative to the equivalent at origination.

PD deterioration thresholds are defined as percentage increases, and are set at an origination score band and segment level to ensure the test appropriately captures significant increases in credit risk at all risk levels. Generally, thresholds are inversely correlated to the origination PD, i.e. as the origination PD increases, the threshold value reduces.

The assessment of materiality, i.e. at what point a PD increase is deemed ‘significant’, is based upon analysis of the portfolios’ risk profile against a common set of principles and performance metrics (consistent across both retail and wholesale businesses), incorporating expert credit judgement where appropriate.

For existing/historic exposures where origination point scores/data are no longer available or do not represent a comparable estimate of lifetime PD, a proxy origination score is defined, based upon:

●	Back-population of the approved lifetime PD score either to origination date or, where this is not feasible, as far back as possible, (subject to a data start point no later than 1 January 2015); or
●	Use of available historic account performance data and other customer information, to derive a comparable ‘proxy’ estimation of origination PD.

ii)	Qualitative test

Accounts meet the portfolio’s ‘high risk’ criteria and are subject to closer credit monitoring.

High risk customers may not be in arrears but either through an event or an observed behaviour exhibit credit distress. The definition and assessment of high risk includes as wide a range of information as reasonably available, including industry and Group wide customer level data wherever possible or relevant.

Whilst the high risk populations applied for IFRS 9 impairment purposes are aligned with risk management processes, they are also regularly reviewed and validated to ensure that they capture any incremental segments where there is evidence of credit deterioration.

iii)	Backstop criteria

Accounts that are 30 calendar days or more past due. The 30 days past due criteria is a backstop rather than a primary driver of moving exposures into Stage 2.

Exposures will move back to Stage 1 once they no longer meet the criteria for a significant increase in credit risk and when any cure criteria used for credit risk management are met. This is subject to all payments being up to date and the customer evidencing ability and willingness to maintain future payments.

Barclays does not rely on the low credit risk exemption which would assume facilities of investment grade are not significantly deteriorated. Determining the PD at initial recognition requires management estimates.

Management overlays and other exceptions to model outputs are applied only if consistent with the objective of identifying significant increases in credit risk.

(x)	Forward-looking information

Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the original effective interest rate (EIR). ECLs are the unbiased probability-weighted credit losses determined by evaluating a range of possible outcomes and considering future economic conditions. When there is a non-linear relationship between forward-looking economic scenarios and their associated credit losses, five forward-looking economic scenarios are considered to ensure a sufficient unbiased representative sample of the complete distribution is included in determining the expected loss. Stress testing methodologies are leveraged within forecasting economic scenarios.

The measurement of ECL involves increased complexity and judgement, including estimation of PDs, LGD, a range of unbiased future economic scenarios, estimation of expected lives, and estimation of EAD and assessing significant increases in credit risk. Impairment charges will tend to be more volatile and will be recognised earlier. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted.

Barclays Group utilises an external consensus forecast as the baseline scenario. In addition, two adverse and two favourable scenarios are derived, with associated probability weightings. The adverse scenarios are calibrated to a similar severity to internal stress tests, whilst also incorporating IFRS 9 specific sensitivities and non-linearity. The most adverse scenarios are benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenarios from Moody’s inventory, but are not designed to be the same. The favourable scenarios are calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include six core variables, (GDP, unemployment and House Price Index in both the UK & US markets), and expanded variables using statistical models based on historical correlations. The probability weights of the scenarios are estimated such that the baseline (reflecting current consensus outlook) has the highest weight and the weights of adverse and favourable scenarios depend on the deviation from the baseline; the further from the baseline, the smaller the weight. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices and base rates, and credit cards and unsecured consumer loans are highly sensitive to unemployment.

(xi)	Definition of default, credit impaired assets, write-offs, and interest income recognition

The definition of default for the purpose of determining ECLs has been aligned to the Regulatory Capital CRR Article 178 definition of default, which considers indicators that the debtor is unlikely to pay, includes exposures in forbearance and is no later than when the exposure is more than 90 days past due or 180 days past due in the case of UK mortgages. When exposures are identified as credit impaired or purchased or originated as such interest income is calculated on the carrying value net of the impairment allowance.

Credit impaired is when the exposure has defaulted which is also anticipated to align to when an exposure is identified as individually impaired.

Uncollectible loans are written off against the related allowance for loan impairment on completion of the Barclays Group’s internal processes and when all reasonably expected recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

(xii)	Loan modifications and renegotiations that are not credit-impaired

When modification of a loan agreement occurs as a result of commercial restructuring activity rather than due to credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing loan will be derecognised and new loan recognised at fair value, with any difference in valuation recognised immediately within the income statement, subject to observability criteria.

Where terms are not substantially different, the loan carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original EIR, with any resulting gain or loss recognised immediately within the income statement as a modification gain or loss.

(xiii)	Expected life

Lifetime ECLs must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. The expected life for these revolver facilities is expected to be behavioural life. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or EAD until they occur.

(xiv)	Discounting

ECLs are discounted at the EIR at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is the rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk free rate. Lease receivables are discounted at the rate implicit in the lease. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.

(xv)	Modelling techniques

ECLs are calculated by multiplying three main components, being the PD, LGD and the EAD, discounted at the original EIR. The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:

●
BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives;

●
IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original EIR rather than using the cost of capital to the date of default;

●
Management adjustments are made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events; and

●
ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward-looking information.

For the IFRS 9 impairment assessment, Barclays’ risk models are used to determine the PD, LGD and EAD. For Stage 2 and 3, Barclays applies lifetime PDs but uses 12 month PDs for Stage 1. The ECL drivers of PD, EAD and LGD are modelled at an account level which considers vintage, among other credit factors. Also, the assessment of significant increase in credit risk is based on the initial lifetime PD curve, which accounts for the different credit risk underwritten over time.

(xvi)	Forbearance

A financial asset is subject to forbearance when it is modified due to the credit distress of the borrower. A modification made to the terms of an asset due to forbearance will typically be assessed as a non-substantial modification that does not result in derecognition of the original loan, except in circumstances where debt is exchanged for equity.

Both performing and non-performing forbearance assets are classified as Stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definitions of default criteria has been triggered, in which case the asset is classified as Stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.

No financial instrument in forbearance can transfer back to Stage 1 until all of the Stage 2 thresholds are no longer met and can only move out of Stage 3 when no longer credit impaired.

2.	IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which replaced IAS 18, Revenue and IAS 11, Construction Contracts, was applied effective from 1 January 2018. It applies to all contracts with customers except leases, financial instruments and insurance contracts. The standard establishes a more systematic approach for revenue measurement and recognition by introducing a five-step model governing revenue recognition. The five-step model requires Barclays to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in the contract, (iii) determine the amount of consideration in the contract, (iv) allocate the consideration to each of the identified performance obligations and (v) recognise revenue as each performance obligation is satisfied.

There are no significant impacts from the adoption of IFRS 15 in relation to the timing of when Barclays recognises revenues or when revenue should be recognised gross as a principal or net as an agent. Therefore, Barclays will continue to recognise fee and commission income charged for services provided by the Barclays Group as the services are provided (for example on completion of the underlying transaction). Revenue recognition for trading income and net investment income are recognised based on requirements of IFRS 9.

3.	Going concern

Having reassessed the Principal Risks, the directors considered it appropriate to adopt the going concern basis of accounting in preparing the interim financial information.

2. Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.18	£m	£m	£m	£m
Total income1	3,624	7,515	(205)	10,934
Credit impairment (charges)/releases and other provisions	(415)	(161)	5	(571)
Net operating income/(expenses)	3,209	7,354	(200)	10,363
Operating expenses	(2,387)	(4,668)	(1,661)	(8,716)
Other net income/(expenses)2	4	24	(16)	12
Profit/(loss) before tax	826	2,710	(1,877)	1,659

	£bn	£bn	£bn	£bn
Total assets	245.9	886.5	17.2	1,149.6

	Barclays UK	Barclays International	Head Office	Barclays Non-Core3	Barclays Group
Half year ended 30.06.17	£m	£m	£m	£m	£m
Total income	3,661	7,748	2	(530)	10,881
Credit impairment charges and other provisions	(398)	(625)	(1)	(30)	(1,054)
Net operating income/(expenses)	3,263	7,123	1	(560)	9,827
Operating expenses	(2,628)	(4,720)	(100)	(284)	(7,732)
Other net (expenses)/income2	(1)	214	(164)	197	246
Profit/(loss) before tax	634	2,617	(263)	(647)	2,341

	£bn	£bn	£bn	£bn	£bn
Total assets	203.4	681.6	17.3	233.0	1,135.3

1	£176m of certain legacy capital instrument funding costs are now charged to Head Office, the impact of which would have been materially the same if the charges had been included in H117.
2
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

3	Barclays Non-Core segment was closed on 1 July 2017, with financial performance subsequently reported in Barclays UK, Barclays International and Head Office.

	Half year ended	Half year ended
Split of income by geographic region1	30.06.18	30.06.17
	£m	£m
UK	5,527	5,649
Europe	1,042	731
Americas	3,966	4,093
Africa and Middle East	103	139
Asia	296	269
Total	10,934	10,881

1	The geographic region is based on counterparty location.

3. Fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenues from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.18	£m	£m	£m	£m
Fee type
Transactional	530	1,257	-	1,787
Advisory	99	377	-	476
Brokerage and execution	52	583	-	635
Underwriting and syndication	-	1,368	-	1,368
Other	61	125	16	202
Total revenue from contracts with customers	742	3,710	16	4,468
Other non-contract fee income	-	55	-	55
Fee and commission income	742	3,765	16	4,523
Fee and commission expense	(172)	(847)	(15)	(1,034)
Net fee and commission income	570	2,918	1	3,489

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement, and administration of a loan syndication. This includes commitment fees to provide loan financing.

4.  Staff costs

	Half year ended	Half year ended
	30.06.18	30.06.17
Compensation costs	£m	£m
Current year bonus charges	593	558
Deferred bonus charge	256	340
Commissions and other incentives	21	58
Performance costs	870	956
Salaries	2,069	1,968
Social security costs	303	297
Post-retirement benefits	243	253
Other compensation costs	199	189
Total compensation costs	3,684	3,663

Other resourcing costs
Outsourcing	277	579
Redundancy and restructuring	60	23
Temporary staff costs	193	167
Other	63	28
Total other resourcing costs	593	797

Total staff costs	4,277	4,460

Barclays Group compensation costs as a % of total income	33.7	33.7

No awards have yet been granted in relation to the 2018 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

5.  Administration and general expenses

	Half year ended	Half year ended
	30.06.18	30.06.17
Infrastructure costs	£m	£m
Property and equipment	685	671
Depreciation of property, plant and equipment	202	228
Operating lease rentals	128	198
Amortisation of intangible assets	412	342
Impairment of property, equipment and intangible assets	1	23
Total infrastructure costs	1,428	1,462

Other costs
Consultancy, legal and professional fees1	353	467
Subscriptions, publications, stationery and communications	319	284
Marketing, advertising and sponsorship	195	189
Travel and accommodation	74	74
Litigation and conduct1	2,042	743
Other administration and general expenses1	28	53
Total other costs	3,011	1,810

Total administration and general expenses	4,439	3,272

1	The presentation of other costs has been amended to include litigation and conduct as a separate line item. The prior year comparatives within other cost categories have been adjusted accordingly.

6.  Tax

	Assets		Liabilities
	As at	As at	As at	As at
	30.06.18	31.12.17	30.06.18	31.12.17
Current and deferred tax assets and liabilities	£m	£m	£m	£m
Current tax	567	482	(684)	(586)
Deferred tax	4,028	3,457	(71)	(44)
Total	4,595	3,939	(755)	(630)

The deferred tax asset of £4,028m (December 2017: £3,457m) included £2,663m (December 2017: £2,647m) related to amounts in the US, with the majority of the remaining £1,365m (December 2017: £810m) related to amounts in the UK. Of the total deferred tax asset, £488m (December 2017: £596m) related to tax losses and £3,540m (December 2017: £2,861m) related to temporary differences. The increase in deferred tax assets relating to temporary differences primarily relate to the additional impairment from the adoption of IFRS 9.

The tax charge for H118 was £737m (H117: £778m), representing an effective tax rate of 44.4% (H117: 33.2%). The effective tax rate is substantially higher than the UK statutory tax rate of 19% (2017: 19.25%) primarily due to charges for litigation and conduct which are non-deductible for tax purposes. Excluding litigation and conduct, the underlying effective tax rate reduced to 21.3% (H117: 25.9%), primarily due to the reduction in the US federal corporate income tax rate under the US Tax Cuts and Jobs Act and the beneficial impact of adjustments to prior periods that have been recognised in H118.

7.  Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended	Half year ended	As at	As at
	30.06.18	30.06.17	30.06.18	31.12.17
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	106	134	1,838	1,838
- Upper T2 instruments	3	2	272	272
Barclays Africa Group Limited	-	140	-	-
Other non-controlling interests	(1)	2	3	1
Total	108	278	2,113	2,111

8.  Earnings per share

	Half year ended	Half year ended
	30.06.18	30.06.17
	£m	£m
Profit/(loss) attributable to ordinary equity holders of the parent from continuing and discontinued operations	468	(1,211)
Tax credit on profit after tax attributable to other equity holders	93	82
Total profit/(loss) attributable to ordinary equity holders of the parent from continuing and discontinued operations	561	(1,129)

Continuing operations
Profit attributable to ordinary equity holders of the parent from continuing operations	468	1,124
Tax credit on profit after tax attributable to other equity holders	93	82
Profit attributable to equity holders of the parent from continuing operations	561	1,206

Discontinued operation
(Loss) attributable to ordinary equity holders of the parent from discontinued operation	-	(2,335)
Dilutive impact of convertible options from discontinued operation	-	-
(Loss) attributable to equity holders of the parent from discontinued operation including dilutive impact on convertible options	-	(2,335)

Profit/(loss) attributable to equity holders of the parent from continuing and discontinued operations including dilutive impact on convertible options	561	(1,129)

	m	m
Basic weighted average number of shares in issue	17,067	16,989
Number of potential ordinary shares	258	304
Diluted weighted average number of shares	17,325	17,293

	p	p
Basic earnings/(loss) per ordinary share1	3.3	(6.6)
Basic earnings per ordinary share from continuing operations1	3.3	7.1
Basic (loss) per ordinary share from discontinued operation	-	(13.7)
Diluted earnings/(loss) per ordinary share1	3.2	(6.5)
Diluted earnings per ordinary share from continuing operations1	3.2	7.0
Diluted loss per ordinary share from discontinued operation	-	(13.5)

1
The profit after tax attributable to other equity instrument holders of £346m (H117: £301m) is offset by a tax credit recorded in reserves of £93m (H117: £82m). The net amount of £253m (H117: £219m), along with non-controlling interests, is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

9.  Dividends on ordinary shares

It is Barclays’ policy to declare and pay dividends on a semi-annual basis. An interim dividend for 2018 of 2.5p (H117: 1.0p) per ordinary share will be paid on 17 September 2018 to shareholders on the share register on 10 August 2018.

	Half year ended 30.06.18		Half year ended 30.06.17
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Final dividend paid during period	2.0	341	2.0	339

For qualifying US and Canadian resident ADR holders, the interim dividend of 2.5p per ordinary share becomes 10.0p per ADS (representing four shares). The ADR depositary will post the interim dividend on 17 September 2018 to ADR holders on the record at close of business on 10 August 2018.

10. Derivative financial instruments
	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.18	£m	£m	£m
Foreign exchange derivatives	6,157,051	71,963	(70,484)
Interest rate derivatives	37,245,041	127,642	(121,842)
Credit derivatives	728,106	10,683	(9,558)
Equity and stock index and commodity derivatives	998,333	18,053	(22,909)
Derivative assets/(liabilities) held for trading	45,128,531	228,341	(224,793)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	78,828	5	(3)
Derivatives designated as fair value hedges	131,685	139	(71)
Derivatives designated as hedges of net investments	2,799	13	(61)
Derivative assets/(liabilities) designated in hedge accounting relationships	213,312	157	(135)

Total recognised derivative assets/(liabilities)	45,341,843	228,498	(224,928)

As at 31.12.17
Foreign exchange derivatives	4,819,811	54,902	(53,460)
Interest rate derivatives	29,193,812	152,919	(145,658)
Credit derivatives	715,001	12,549	(11,552)
Equity and stock index and commodity derivatives	958,049	17,134	(26,566)
Derivative assets/(liabilities) held for trading	35,686,673	237,504	(237,236)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	123,585	7	(3)
Derivatives designated as fair value hedges	104,781	117	(1,096)
Derivatives designated as hedges of net investments	2,982	41	(10)
Derivative assets/(liabilities) designated in hedge accounting relationships	231,348	165	(1,109)

Total recognised derivative assets/(liabilities)	35,918,021	237,669	(238,345)

Derivative financial instrument assets and liabilities decreased £9bn to £228bn and £13bn to £225bn respectively, due to an increase in major interest rate forward curves and adoption of daily settlements under LCH, partially offset by increased foreign exchange derivative volumes.

The IFRS netting posted against derivative assets was £40bn including £8bn of cash collateral netted (December 2017: £23bn including £2bn cash collateral netted) and £40bn for liabilities including £3bn of cash collateral netted (December 2017: £23bn including £2bn of cash collateral netted). Derivative asset exposures would be £208bn (December 2017: £217bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Barclays Group holds cash collateral of £31bn (December 2017: £33bn). Similarly, derivative liabilities would be £206bn (December 2017: £217bn) lower reflecting counterparty netting and cash collateral placed of £29bn (December 2017: £33bn). In addition, non-cash collateral of £6bn (December 2017: £6bn) was held in respect of derivative assets and £3bn (December 2017: £4bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

Of the £31bn cash collateral held, £18bn (December 2017: £19bn) related to deposits from banks and £13bn (December 2017: £14bn) related to customer deposits. Of the £29bn cash collateral placed, £14bn (December 2017: £15bn) related to loans and advances to banks and £15bn (December 2017: £18bn) related to loans and advances to customers.

11. Fair value of financial instruments

This section should be read in conjunction with Note 18, Fair value of financial instruments of the Barclays PLC Annual Report 2017 and Note 1, Basis of preparation on pages 55 to 60, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Barclays Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.18	£m	£m	£m	£m
Trading portfolio assets	55,851	56,844	3,841	116,536
Financial assets at fair value through the income statement	5,497	133,106	7,827	146,430
Derivative financial instruments	4,374	219,058	5,066	228,498
Financial assets at fair value through other comprehensive income	26,091	33,893	105	60,089
Investment property	-	-	11	11
Total assets	91,813	442,901	16,850	551,564

Trading portfolio liabilities	(26,450)	(20,917)	-	(47,367)
Financial liabilities designated at fair value	-	(211,053)	(337)	(211,390)
Derivative financial instruments	(3,863)	(215,772)	(5,293)	(224,928)
Total liabilities	(30,313)	(447,742)	(5,630)	(483,685)

As at 31.12.17
Trading portfolio assets	63,925	47,858	1,977	113,760
Financial assets at fair value through the income statement	4,347	104,187	7,747	116,281
Derivative financial assets	3,786	228,549	5,334	237,669
Available for sale investments	22,841	30,571	395	53,807
Investment property	-	-	116	116
Assets included in disposal groups classified as held for sale	-	-	29	29
Total assets	94,899	411,165	15,598	521,662

Trading portfolio liabilities	(20,905)	(16,442)	(4)	(37,351)
Financial liabilities designated at fair value	-	(173,238)	(480)	(173,718)
Derivative financial liabilities	(3,631)	(229,517)	(5,197)	(238,345)
Total liabilities	(24,536)	(419,197)	(5,681)	(449,414)

The following table shows the Barclays Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted market prices (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As at 30.06.18	£m	£m	£m	£m	£m	£m
Interest rate derivatives	-	125,423	2,362	-	(119,168)	(2,747)
Foreign exchange derivatives	-	71,851	126	-	(70,400)	(146)
Credit derivatives	-	9,532	1,151	-	(9,332)	(226)
Equity derivatives	4,374	10,494	1,425	(3,863)	(15,138)	(2,172)
Commodity derivatives	-	1,758	2	-	(1,734)	(2)
Government and government sponsored debt	46,548	58,559	25	(11,124)	(15,792)	-
Corporate debt	-	14,075	881	-	(5,680)	-
Certificates of deposit, commercial paper and other money market instruments	-	12,933	-	-	(32,709)	(48)
Reverse repurchase and repurchase agreements	-	118,077	-	-	(136,312)	-
Non-asset backed loans	-	10,014	7,740	-	-	-
Asset backed securities	-	2,158	592	-	(216)	-
Issued debt	-	-	-	-	(40,993)	(289)
Equity cash products	40,882	7,115	139	(15,326)	(110)	-
Private equity investments	9	-	1,088	-	-	-
Assets and liabilities held for sale	-	-	-	-	-	-
Other1	-	912	1,319	-	(158)	-
Total	91,813	442,901	16,850	(30,313)	(447,742)	(5,630)

As at 31.12.17
Interest rate derivatives	-	150,325	2,718	-	(143,890)	(2,867)
Foreign exchange derivatives	-	54,783	160	-	(53,346)	(124)
Credit derivatives	-	11,163	1,386	-	(11,312)	(240)
Equity derivatives	3,786	9,848	1,064	(3,631)	(18,527)	(1,961)
Commodity derivatives	-	2,430	6	-	(2,442)	(5)
Government and government sponsored debt	34,783	49,853	49	(13,079)	(13,116)	-
Corporate debt	-	15,098	871	-	(3,580)	(4)
Certificates of deposit, commercial paper and other money market instruments	-	1,491	-	-	(7,377)	(250)
Reverse repurchase and repurchase agreements	-	100,038	-	-	(126,691)	-
Non-asset backed loans	-	5,710	6,657	-	-	-
Asset backed securities	-	1,837	626	-	(221)	-
Issued debt	-	-	-	-	(38,176)	(214)
Equity cash products	56,322	7,690	112	(7,826)	(388)	-
Private equity investments	8	1	817	-	-	(16)
Assets and liabilities held for sale	-	-	29	-	-	-
Other1	-	898	1,103	-	(131)	-
Total	94,899	411,165	15,598	(24,536)	(419,197)	(5,681)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2017: £3,807m government bonds assets, and £1,023m/£(950)m of commodity derivative assets and liabilities transferred from Level 1 to Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis		Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in other comprehensive income	Transfers		As at 30.06.18
	As at 01.01.181					Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	49	11	-	-	-	-	-	-	-	(35)	25
Corporate debt	871	35	(17)	-	(23)	6	-	-	15	(6)	881
Non-asset backed loans	166	2,239	(239)	-	-	2	-	-	11	(6)	2,173
Asset backed securities	627	100	(99)	-	-	(11)	-	-	5	(30)	592
Equity cash products	68	-	(7)	-	-	35	-	-	75	(52)	119
Other	196	4	(4)	-	(10)	(21)	-	-	24	(138)	51
Trading portfolio assets	1,977	2,389	(366)	-	(33)	11	-	-	130	(267)	3,841

Non-asset backed loans	6,073	16	-	-	(510)	(8)	-	-	-	(4)	5,567
Equity cash products	8	11	-	-	-	-	-	-	-	-	19
Private equity investments	688	295	(37)	-	-	-	53	-	-	(14)	985
Other	750	2,359	(1,967)	-	-	4	110	-	-	-	1,256
Financial assets at fair value through the income statement	7,519	2,681	(2,004)	-	(510)	(4)	163	-	-	(18)	7,827

Equity cash products	36	-	(17)	-	-	-	-	-	-	(18)	1
Private equity investments	129	-	(12)	-	-	-	-	-	-	(14)	103
Other	40	-	(39)	-	-	-	-	-	-	-	1
Financial assets at fair value through other comprehensive income	205	-	(68)	-	-	-	-	-	-	(32)	105

Investment property	116	-	(104)	-	(5)	-	4	-	-	-	11

Trading portfolio liabilities	(4)	-	2	-	-	-	-	-	2	-	-

Certificates of deposit, commercial paper and other money market instruments	(250)	-	202	-	-	-	-	-	-	-	(48)
Issued debt	(214)	-	-	(4)	4	19	-	-	(219)	125	(289)
Other	(16)	-	16	-	2	-	(2)	-	-	-	-
Financial liabilities designated at fair value	(480)	-	218	(4)	6	19	(2)	-	(219)	125	(337)

Interest rate derivatives	(150)	-	-	-	96	(46)	-	-	(343)	58	(385)
Foreign exchange derivatives	37	-	-	-	(17)	(30)	-	-	8	(18)	(20)
Credit derivatives	1,146	2	3	-	(15)	(210)	-	-	1	(2)	925
Equity derivatives	(896)	22	(431)	-	221	129	-	-	33	175	(747)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-	-
Net derivative financial instruments2	137	24	(428)	-	285	(157)	-	-	(301)	213	(227)

Assets and liabilities held for sale	-	-	-	-	-	-	-	-	-	-	-
Total	9,470	5,094	(2,750)	(4)	(257)	(131)	165	-	(388)	21	11,220

Net liabilities held for sale measured at fair value on non-recurring basis	-	-	-	-	-	-	-	-	-	-	-
Total	9,470	5,094	(2,750)	(4)	(257)	(131)	165	-	(388)	21	11,220

1	Balances as at 1 January 2018 include the IFRS 9 transition impact. Balances as at 31 December 2017 have been presented on an IAS 39 basis.
2	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,066m and derivative financial liabilities were £5,293m.

Level 3 movement analysis		Purchases	Sales	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in other comprehensive income	Transfers		As at 30.06.17
	As at 01.01.17				Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	3	37	-	-	-	-	-	-	-	40
Corporate debt	969	56	(71)	(2)	14	-	-	27	(30)	963
Non-asset backed loans	151	369	(87)	(21)	(2)	-	-	-	(7)	403
Asset backed securities	515	46	(69)	(9)	3	-	-	-	-	486
Equity cash products	77	32	(7)	-	(13)	-	-	2	-	91
Other	350	2	(40)	(24)	(7)	-	-	11	(30)	262
Trading portfolio assets	2,065	542	(274)	(56)	(5)	-	-	40	(67)	2,245

Non-asset backed loans	8,616	-	-	(1,706)	79	-	-	-	-	6,989
Private equity investments	562	31	(106)	-	(3)	36	-	28	(58)	490
Other	769	2,013	(1,265)	(59)	24	100	-	-	-	1,582
Financial assets at fair value through the income statement	9,947	2,044	(1,371)	(1,765)	100	136	-	28	(58)	9,061

Equity cash products	73	-	-	-	-	2	1	6	(42)	40
Private equity investments	294	-	(45)	-	-	(2)	23	34	-	304
Other	5	-	(1)	(1)	-	-	1	-	-	4
Available for sale investments	372	-	(46)	(1)	-	-	25	40	(42)	348

Investment property	81	62	-	-	-	(2)	-	-	-	141

Trading portfolio liabilities	(7)	-	(4)	1	-	-	-	-	-	(10)

Certificates of deposit, commercial paper and other money market instruments	(319)	-	-	-	-	1	-	(31)	92	(257)
Issued debt	(298)	-	-	71	-	-	-	-	-	(227)
Other	(223)	-	-	27	-	(3)	-	-	-	(199)
Financial liabilities designated at fair value	(840)	-	-	98	-	(2)	-	(31)	92	(683)

Interest rate derivatives	899	27	12	15	(130)	-	-	419	(202)	1,040
Foreign exchange derivatives	81	-	-	(16)	2	5	-	(3)	(54)	15
Credit derivatives	1,370	-	3	(19)	(263)	-	-	(71)	-	1,020
Equity derivatives	(970)	67	(222)	11	78	-	-	(45)	(1)	(1,082)
Commodity derivatives	(5)	-	-	-	3	-	-	-	7	5
Net derivative financial instruments1	1,375	94	(207)	(9)	(310)	5	-	300	(250)	998

Assets and liabilities held for sale	574	-	(574)	-	-	-	-	-	-	-
Total	13,567	2,742	(2,476)	(1,732)	(215)	137	25	377	(325)	12,100

Net liabilities held for sale measured at fair value on non-recurring basis	-	-	-	-	-	-	-	-	-	(1,339)
Total										10,761

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £7,872m and derivative financial liabilities were £6,874m.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Income statement		Other comprehensive income	Total
	Trading income	Other income
Half year ended 30.06.18	£m	£m	£m	£m
Trading portfolio assets	(3)	-	-	(3)
Financial assets at fair value through the income statement	(5)	116	-	111
Financial liabilities designated at fair value	18	-	-	18
Net derivative financial instruments	(155)	-	-	(155)
Total	(145)	116	-	(29)

Half year ended 30.06.17
Trading portfolio assets	(25)	-	-	(25)
Financial assets at fair value through the income statement	73	102	-	175
Available for sale investments	-	-	25	25
Financial liabilities designated at fair value	45	(2)	-	43
Net derivative financial instruments	(305)	-	-	(305)
Total	(212)	100	25	(87)

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within Note 18, Fair value of financial instruments in the Barclays PLC Annual Report 2017.

Sensitivity analysis of valuations using unobservable inputs
	Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity
As at 30.06.18	£m	£m	£m	£m
Interest rate derivatives	139	-	(201)	-
Foreign exchange derivatives	9	-	(14)	-
Credit derivatives	132	-	(78)	-
Equity derivatives	96	-	(97)	-
Commodity derivatives	1	-	(1)	-
Corporate debt	4	-	(4)	-
Non-asset backed loans	158	-	(473)	-
Asset backed securities	-	-	-	-
Equity cash products	93	-	(166)	-
Private equity investments	157	-	(172)	-
Other1	2	-	(2)	-
Total	791	-	(1,208)	-

As at 31.12.17
Interest rate derivatives	114	-	(138)	-
Foreign exchange derivatives	6	-	(6)	-
Credit derivatives	106	-	(79)	-
Equity derivatives	99	-	(99)	-
Commodity derivatives	3	-	(3)	-
Corporate debt	4	-	(3)	-
Non-asset backed loans	243	-	(468)	-
Asset backed securities	1	-	-	-
Equity cash products	12	24	(8)	(24)
Private equity investments	133	13	(138)	(13)
Other1	5	-	(5)	-
Total	726	37	(947)	(37)

1	Other includes commercial real estate loans, fund and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives alongside considering the impact of using alternative models, would be to increase fair values by up to £791m (December 2017: £763m) or to decrease fair values by up to £1,208m (December 2017: £984m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 18, Fair value of financial instruments in the Barclays PLC Annual Report 2017. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 18, Fair value of financial instruments of the Barclays PLC Annual Report 2017. Assets and liabilities included in disposal groups classified as held for sale are not included as these are measured at fair value on a non-recurring basis.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at	As at
	30.06.18	31.12.17
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(402)	(391)
Uncollateralised derivative funding	(38)	(45)
Derivative credit valuation adjustments	(123)	(103)
Derivative debit valuation adjustments	184	131

●	Exit price adjustments have increased £11m to £402m as a result of movements in market bid offer spreads
●	Uncollateralised derivative funding decreased £7m to £38m as a result of changes in underlying derivative exposures
●	Credit Valuation Adjustments (CVA) increased £20m to £123m as a result of widening in counterparty credit spreads
●	Debit Valuation Adjustments (DVA) increased £53m to £184m as a result of widening in Barclays’ credit spreads

Portfolio exemption

The Barclays Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Barclays Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £138m (December 2017: £109m) for financial instruments measured at fair value and £246m (December 2017: £253m) for financial instruments carried at amortised cost. There are additions of £44m (December 2017: £34m) and amortisation and releases of £15m (December 2017: £104m) for financial instruments measured at fair value and additions of £6m (December 2017: £119m) and amortisation and releases of £13m (December 2017: £22m) for financial instruments carried at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,862m (December 2017: £4,070m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays PLC Annual Report 2017 disclosure.

The table on the next page summarises the fair value of financial assets and liabilities measured at amortised cost on the Barclays Group’s balance sheet.

	As at 30.06.18
	Carrying amount	Fair value
Financial assets	£m	£m
Cash collateral and settlement balances	94,186	94,186
Loans and advances at amortised cost
- Home loans	148,597	146,829
- Credit cards, unsecured loans and other retail lending	51,866	54,428
- Finance lease receivables	3,120	3,222
- Corporate loans	117,384	115,017
Reverse repurchase agreements and other similar secured lending	694	694

Financial liabilities
Deposits at amortised cost
- Banks	(15,622)	(15,622)
- Current and demand accounts	(143,885)	(143,885)
- Savings accounts	(135,760)	(135,776)
- Other time deposits	(91,184)	(91,202)
Cash collateral and settlement balances	(85,254)	(85,254)
Repurchase agreements and other similar secured borrowing	(20,865)	(20,865)
Debt securities in issue	(78,404)	(79,006)
Subordinated liabilities	(20,095)	(20,979)

	As at 31.12.17
	Carrying amount	Fair value
Financial assets	£m	£m
Cash collateral and settlement balances	77,169	77,169
Loans and advances at amortised cost
- Home loans	147,002	145,262
- Credit cards, unsecured loans and other retail lending	55,767	55,106
- Finance lease receivables	2,854	2,964
- Corporate loans1	123,532	121,666
Reverse repurchase agreements and other similar secured lending	12,546	12,546
Assets included in disposal groups classified as held for sale	1,164	1,195
Financial liabilities
Deposits at amortised cost
- Banks	(12,153)	(12,159)
- Current and demand accounts	(145,950)	(145,927)
- Savings accounts	(134,339)	(134,369)
- Other time deposits	(106,259)	(106,324)
Cash collateral and settlement balances	(68,143)	(68,143)
Repurchase agreements and other similar secured borrowing	(40,338)	(40,338)
Debt securities in issue	(73,314)	(74,752)
Subordinated liabilities	(23,826)	(25,084)

1	Corporate loans as at 31 December 2017 include a held to maturity balance of £5.1bn.

12. Subordinated liabilities
	Half year ended	Year ended
	30.06.18	31.12.17
	£m	£m
Opening balance as at 1 January	23,826	23,383
Issuances	-	3,041
Redemptions	(3,075)	(1,378)
Other	(656)	(1,220)
Closing balance	20,095	23,826

Redemptions totalling £3,075m include £500m Fixed/Floating Rate Subordinated Callable Notes, €1,750m 6% Fixed Rate Subordinated Notes (£1,532m), $1,000m 7.75% Contingent Capital Notes (£713m), $99m 7.7% Undated Subordinated Notes (£72m), €40m Floating Rate Subordinated Notes 2018 (£35m), €235m CMS Linked Subordinated Notes (£206m), JPY 1,500m ShinGinko Tokyo Limited (£10m) and JPY 1,000m The Daisan Bank Limited (£7m). Other movements include a decrease of £656m largely due to a reduction in interest accruals as a result of settlements.

13. Provisions	As at	As at
	30.06.18	31.12.17
	£m	£m
Payment Protection Insurance redress	1,374	1,606
Other customer redress	566	639
Legal, competition and regulatory matters	467	435
Redundancy and restructuring	121	159
Undrawn contractually committed facilities and guarantees1	289	79
Onerous contracts	129	225
Sundry provisions	343	400
Total	3,289	3,543

Payment Protection Insurance (PPI) redress

As at 30 June 2018, Barclays had recognised cumulative provisions totalling £9.6bn (December 2017: £9.2bn), £0.4bn of which was recognised in Q118 against the cost of PPI redress and associated processing costs with utilisation of £8.2bn (December 2017: £7.6bn), £0.6bn of which was utilised in H118, leaving a residual provision of £1.4bn (December 2017: £1.6bn).

Through to 30 June 2018, 2.3m (December 2017: 2.1m) customer initiated claims1 had been received and processed.

The current provision reflects the estimate of costs of PPI redress primarily relating to customer initiated complaints and on-going remediation programmes, based on information at H118. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable.

As at 30 June 2018, the provision of £1.4bn represents Barclays’ best estimate of expected PPI redress reflecting the complaints deadline implemented by the FCA of 29 August 2019. However, it is possible the eventual cumulative provision outcome may differ from the current estimate. Barclays will continue to review the adequacy of provision level in respect of the future impacts.

The PPI provision is calculated using a number of key assumptions which continue to involve significant modelling and management judgement:

●	Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers, where the volume is anticipated to cease after the PPI deadline
●	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies
●	Processing cost per claim – the cost to Barclays of assessing and processing each valid claim

These assumptions remain subjective, mainly due to the uncertainty associated with future claims levels, which include complaints driven by claims management company (CMC) activity and the FCA advertising campaign.

The following table details, key forecast assumptions used in the provision calculation as at 30 June 2018 and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 30.06.18	Future expected policy claims	Sensitivity analysis increase/decrease in provision
Customer initiated claims received and processed2 (thousands)	2,300	480	50k = £116m
Average uphold rate per claim3 (%)	89	90	1% = £10m
Average redress per valid claim4 (£)	2,130	2,181	£100 = £43m

1	The balance as at 30 June 2018 includes IFRS 9 ECLs on committed facilities and guarantees.
2
Total mis-selling claims received directly by Barclays to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 50,000 increase or decrease in the number of customer initiated mis-selling policy claims would have on the provision level inclusive of operational processing costs.

3
Average uphold rate per customer initiated mis-selling claims received directly by Barclays and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact a 1% change in the average uphold rate per claim would have on the provision level.

4
Average redress stated on a per policy basis for future customer initiated mis-selling complaints received directly by Barclays. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

14. Retirement benefits

As at 30 June 2018, the Barclays Group’s IAS 19 pension surplus across all schemes was £0.8bn (December 2017: £0.7bn). The UK Retirement Fund (UKRF), which is the Barclays Group’s main scheme, had an IAS 19 pension surplus of £1.1bn (December 2017: £1.0bn). The movement for the UKRF was driven by an increase in the discount rate, payment of deficit contributions and lower expected future price inflation, offset by lower than assumed asset returns and new early retirement and cash commutation factors.

UKRF funding valuations

The scheme actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2017 and showed a deficit of £4.8bn and a funding level of 86.8%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%.

The improvement in funding position between 30 September 2016 and 30 September 2017 was largely due to payment of deficit contributions, higher than assumed asset returns, higher government bond yields and transfers out of the scheme.

The recovery plan agreed as part of the 2016 triennial actuarial valuation requires Barclays Bank PLC to pay deficit contributions of £0.5bn per annum between 2018 and 2020, followed by £1.0bn per annum between 2021 and 2026. The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Group’s share of the cost of benefits accruing over each year. The agreement with the UKRF Trustee also takes into account the changes to the Barclays Group structure that were implemented as a result of ring-fencing. Barclays Bank PLC remains as the principal employer of the UKRF. Additional support measures agreed include a collateral arrangement, joint participation of Barclays Bank UK PLC until 2025, and support from Barclays PLC should Barclays Bank PLC not pay the deficit contributions to the UKRF.

The next triennial actuarial valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

15. Called up share capital

Called up share capital comprised 17,110m (December 2017: 17,060m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

Half year ended 30.06.18	Ordinary share capital £m	Share premium £m	Total share capital and share premium £m
Opening balance	4,265	17,780	22,045
Movement	13	86	99
Closing balance	4,278	17,866	22,144

16. Other equity instruments

Other equity instruments of £8,938m (December 2017: £8,941m) included AT1 securities issued by Barclays PLC. There have been no issuances or redemptions during the period.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV. AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

17. Other reserves
	As at	As at
	30.06.18	31.12.17
	£m	£m
Currency translation reserve	3,392	3,054
Available for sale reserve	-	364
Fair value through other comprehensive income reserve	(228)	-
Cash flow hedging reserve	652	1,161
Own credit reserve	(252)	(179)
Other reserves and treasury shares	968	983
Total	4,532	5,383

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2018, there was a credit balance of £3,392m (December 2017: £3,054m credit) in the currency translation reserve. The £338m credit movement principally reflected the strengthening of USD against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition. Following the adoption of IFRS 9, accumulated fair value changes of £228m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

As at 30 June 2018, there was a debit balance of £228m (December 2017: £364m credit in the available for sale reserve) in the fair value through other comprehensive income reserve. The decrease of £592m was driven by a £136m transfer to retained earnings on IFRS 9 transition and a £315m reduction primarily due to changes in fair value of BAGL shares. There was also £164m of net gains transferred to net profit and a tax credit of £37m with the remaining balance related to exchange and other movements.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2018, there was a credit balance of £652m (December 2017: £1,161m credit) in the cash flow hedging reserve. The decrease of £509m (December 2017: £944m decrease) principally reflected a £472m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased and £211m of gains transferred to net profit, partially offset by a tax credit of £174m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2018, the amount of own credit recognised in the Barclays Group’s other comprehensive income was a debit balance of £252m (December 2017: £179m debit). The movement of £73m is mainly attributable to the tightening of Barclays’ funding spreads of £98m offset by tax of £25m.

Other reserves and treasury shares

As at 30 June 2018, there was a credit balance of £968m (December 2017: £983m credit) in other reserves relating to redeemed ordinary and preference shares issued by the Barclays Group.

This included a debit balance of £43m (December 2017: £28m debit) in other reserves relating to treasury shares. During the period, £265m (December 2017: £315m) net purchases of treasury shares were made, principally reflecting the increase in shares held for the purposes of employee share schemes, and £250m (December 2017: £329m) was transferred to retained earnings reflecting the vesting of deferred share-based payments.

18. Contingent liabilities and commitments
	As at	As at
	30.06.18	31.12.17
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	14,844	14,275
Performance guarantees, acceptances and endorsements	4,479	4,737
Total	19,323	19,012

Commitments
Documentary credits and other short-term trade related transactions	1,055	812
Standby facilities, credit lines and other commitments	312,161	314,761
Total	313,216	315,573

Further details on contingent liabilities relating to legal, competition and regulatory matters can be found in Note 19, Legal, competition and regulatory matters.

19. Legal, competition and regulatory matters

Members of the Barclays Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 13, Provisions. We have not disclosed an estimate of the potential financial effect on Barclays of contingent liabilities where it is not currently practicable to do so.

In connection with the implementation of structural reform in the UK, on 1 April 2018, the UK banking business was transferred from Barclays Bank PLC to Barclays Bank UK PLC, a separate subsidiary of Barclays PLC. Although the matters described below are relevant to Barclays PLC either on an individual or on a consolidated basis, certain matters may relate to either or both of Barclays Bank PLC and Barclays Bank UK PLC. Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1.	Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into certain advisory services agreements entered into by Barclays Bank PLC.

Background information

Barclays Bank PLC entered into two advisory services agreements with Qatar Holding LLC (Qatar Holding) in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar.

SFO Proceedings

In June 2017, the SFO charged Barclays PLC with two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to the Agreements and one offence of unlawful financial assistance contrary to section 151 of the Companies Act 1985 in relation to the Loan. In February 2018, the SFO also charged Barclays Bank PLC with the same offence in respect of the Loan. In May 2018, the Crown Court dismissed all charges against Barclays PLC and Barclays Bank PLC. In July 2018, the SFO made an application to the High Court seeking to reinstate against Barclays PLC and Barclays Bank PLC all of the charges dismissed by the Crown Court. Barclays intends to defend the application brought by the SFO.

FCA Proceedings and other investigations

In September 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against Barclays is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings.

In addition, the DoJ and the SEC have been conducting investigations relating to the Agreements.

Civil Action

In January 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. PCP seeks damages of up to £1,477m (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in October 2019.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. PCP has made a claim against Barclays Bank PLC for damages of up to £1,477m plus interest and costs. This amount does not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it in that matter.

Investigations into certain business relationships

In 2012, the DoJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, Barclays is cooperating with the DoJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations relating to whistleblowing systems and controls

In April 2017, the FCA and the Prudential Regulation Authority (PRA) commenced investigations into the Barclays Group Chief Executive Officer (CEO), as to his individual conduct and senior manager responsibilities relating to Barclays’ whistleblowing programme and to his attempt in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistleblow, and into Barclays Bank PLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as Barclays’ systems and controls and culture relating to whistleblowing.

In May 2018, the FCA and PRA published final notices confirming their finding that the CEO’s actions in relation to this matter represented a breach of Individual Conduct Rule 2 (requirement to act with due skill, care and diligence). There were no findings by the FCA or PRA that the CEO acted with a lack of integrity nor any findings that he lacked fitness and propriety to continue to perform his role as Barclays Group Chief Executive Officer.

In respect of its investigation relating to Barclays Bank PLC, the FCA and PRA concluded that they would not take enforcement action in respect of this matter. However, each of Barclays Bank PLC and Barclays Bank UK PLC have agreed to be subject to requirements to report to the FCA and PRA on certain aspects of their whistleblowing programmes.

Barclays also continues to provide information to, and cooperate with, authorities in the US with respect to this matter.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR.

Background information

In 2012, Barclays Bank PLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DoJ in relation to their investigations concerning certain benchmark interest rate submissions, and Barclays Bank PLC paid total penalties of £290m. The settlement with the DoJ was made by entry into a Non-Prosecution Agreement (NPA) which has now expired. Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. (BCI) have reached settlements with certain other regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC. The investigation by the prosecutor’s office in Trani, Italy also remains pending.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to LIBOR and/or other benchmarks.

Background information

Following settlement of the investigations referred to above in ‘Investigations into LIBOR and other Benchmarks’ various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays. While certain cases have been dismissed or settled subject to approval from the court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY) (MDL Court).

The complaints are substantially similar and allege, amongst other things, that Barclays PLC, Barclays Bank PLC, BCI and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Certain of the proposed class actions have been settled. Claims purportedly brought on behalf of plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions; (ii) purchased USD LIBOR-linked financial instruments on an exchange; (iii) purchased USD LIBOR-linked debt securities; or (iv) issued loans linked to USD LIBOR have been settled for $120m, $20m, $7.1m and $4m respectively. The settlements remain subject to final court approval and/or the right of class members to opt out of the settlement and to seek to file their own claims.

The remaining putative class actions and individual actions seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

EURIBOR Case in the SDNY

In 2015, $94m was paid in settlement of a EURIBOR-related class action. The court entered an order granting final approval of Barclays’ settlement in May 2018.

Additional USD LIBOR Case in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. In March 2018, the court denied the plaintiff’s motion for leave to amend its complaint and dismissed the case. The plaintiff’s appeal of the court’s order is pending.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In early 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. The defendants’ motion to dismiss is pending.

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In March 2017, a second putative class action concerning Yen LIBOR which was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. The plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

A putative class action filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) was dismissed by the court in relation to claims against Barclays for failure to state a claim. The plaintiffs amended their complaint in September 2017, and the defendants’ motion to dismiss is pending.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against Barclays in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in the UK, a number of other jurisdictions in Europe, Israel and Argentina. Additional proceedings in non-US jurisdictions may be brought in the future.

Claimed amounts/Financial impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Foreign Exchange investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

Background information

In 2015 Barclays reached settlements with the CFTC, the DoJ, the New York State Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, Barclays paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions.

Under the plea agreement with the DoJ, in addition to a criminal fine, Barclays PLC agreed to a term of probation of three years during which Barclays PLC, including its subsidiaries, must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, (iii) report credible evidence of criminal violations of US antitrust or fraud laws to the relevant US authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced Barclays PLC to pay $650m as a fine and $60m for violating the NPA (which amounts are part of the $2.38bn referred to above) and to serve three years of probation from the date of the sentencing order. Barclays also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The full text of the DoJ plea agreement, the orders of the CFTC, NYDFS and Federal Reserve, and the Final Notice issued by the FCA related to the settlements referred to above are publicly available on the 2015 Resolving Authorities’ respective websites.

The European Commission is one of several authorities conducting an investigation into certain trading practices in the Foreign Exchange market.

The DoJ has also conducted an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. Barclays has been providing information to the DoJ and other relevant authorities reviewing this conduct. In February 2018, the DoJ concluded its investigation into conduct relating to certain trading activities in connection with one of these transactions. The DoJ issued a letter closing its investigation of Barclays in exchange for, among other things, Barclays’ agreement to pay $12.9m in disgorgement and restitution, which can be offset by any settlement amount paid as civil restitution. In January 2018, a Barclays employee currently under suspension was indicted in connection with this matter.

Claimed amounts/Financial impact

Aside from the settlements discussed above, and a provision of £240m recognised in Q417, it is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have on Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of Foreign Exchange

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange.

Background information

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against Barclays and other banks in relation to Foreign Exchange or may do so in future. Certain of these cases have been dismissed or have been settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

Consolidated FX Action

In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including Barclays Bank PLC, were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. Certain class members have opted out of the settlement and some of these may seek to file their own claims. The settlement is also subject to final court approval.

ERISA FX Action

Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates, including claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims), and naming several international banks as defendants, including Barclays PLC, Barclays Bank PLC and BCI. The Court has dismissed the ERISA Claims.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. The plaintiffs amended their complaint and sought to expand the action to include credit card, debit card and wire transactions, which expansion the Court denied. The plaintiffs have asked the Court to reconsider the expansion decision.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The defendants (including Barclays) moved to dismiss the action. The plaintiffs’ counsel then amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action based on the same theories and asserted substantively similar claims. These two actions have been consolidated and a consolidated complaint was filed in June 2017. The defendants (including Barclays) have moved to dismiss the action.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described above on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of ISDAFIX

In 2014, a number of ISDAFIX related civil actions were filed in the SDNY on behalf of proposed class of plaintiffs, alleging that Barclays Bank PLC, a number of other banks and one broker violated the Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. In 2016, Barclays Bank PLC and BCI entered into a settlement agreement with plaintiffs to resolve the consolidated action and paid $30m, fully resolving all ISDAFIX-related claims that were or could have been brought by the class. The court entered an order granting final approval of the settlement in June 2018.

Claimed amounts/Financial impact

The principal financial impact of the actions described on Barclays is reflected in the settlement described above.

Metals investigations

Barclays Bank PLC has provided information to the DoJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws. Also in the US, a proposed class of plaintiffs filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. The court has dismissed this action as against the Barclays entities.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc., BCI and Barclays Capital PLC on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

US residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US Residential Mortgage-Backed Securities (RMBS) and US Commercial Mortgage-Backed Securities (CMBS).

Background information

Barclays’ activities within the US residential mortgage sector during the period from 2005 through 2008 included:

●	sponsoring and underwriting of approximately $39bn of private-label securitisations;
●	economic underwriting exposure of approximately $34bn for other private-label securitisations;
●	sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);
●	sales of approximately $3bn of loans to others; and
●
sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that Barclays acquired in 2007 (Acquired Subsidiary)

DoJ Civil Action

In December 2016, the DoJ filed a civil complaint against Barclays Bank PLC, Barclays PLC, BCI, Barclays Group US Inc., Barclays US LLC, BCAP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, as well as two former employees, in the US District Court in the Eastern District of New York (EDNY) containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. In March 2018, Barclays reached a settlement with the DoJ to resolve this complaint for a civil monetary penalty of $2bn which was paid in H118.

RMBS Repurchase Requests

Barclays was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

●	approximately $5bn of Barclays sponsored securitisations;
●	approximately $0.2bn of sales of loans to GSEs; and
●	approximately $3bn of loans sold to others

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

R&Ws on the remaining Barclays sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Barclays subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by Barclays, the Acquired Subsidiary or these third parties.

Under certain circumstances, Barclays and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 30 June 2018 associated with all R&Ws made by Barclays or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that Barclays and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. This litigation is ongoing.

In May 2018, the Acquired Subsidiary agreed to a settlement of a civil action relating to claims for indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of any further financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Alternative trading systems and high-frequency trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions investigated a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders.

Background information

In 2014, the NYAG filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, Barclays’ SEC-registered ATS. In February 2016, Barclays reached separate settlement agreements with the SEC and the NYAG to resolve those agencies’ claims against Barclays PLC and BCI relating to the operation of LX and paid $35m to each.

Barclays PLC and BCI have been named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of Barclays PLC and BCI to dismiss the entire complaint and the plaintiffs have appealed the court’s decision. In July 2018, the court of appeals affirmed the dismissal.

Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action along with certain current and former executives (Shareholder Class Action). The plaintiffs claim that holders of Barclays American Depository Receipts (ADRs) suffered damages when the ADRs declined in value as a result of the allegations in the NYAG Complaint. A motion to dismiss the complaint filed by the defendants (including Barclays PLC and BCI), was granted in part and denied in part by the court. In February 2016, the court certified the action as a class action. In November 2017, the appellate court affirmed the class certification.

Claimed amounts/Financial impact

The class actions seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Electricity market action

In 2013, the US Federal Energy Regulatory Commission (FERC) filed a civil action against Barclays Bank PLC in connection with allegations that Barclays Bank PLC manipulated the electricity markets in the Western US. The action was settled for $105m ($70m penalty and $35m disgorgement) which was paid in 2017. In 2015, a civil class action complaint seeking damages of $139.3m was filed in the US District Court for the SDNY against Barclays Bank PLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with purported manipulation of the electricity markets in and around California. The action has been settled in principle for $29m (subject to final court approval and to the right of class members to opt out of the settlement and to seek to file their own claims).

Claimed amounts/Financial impact

Barclays does not expect the financial impact of the actions described above to be material to Barclays’ operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of antitrust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government securities in various markets.

Background information

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in November 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

In 2017, Barclays PLC, Barclays Bank PLC, BCI, Barclays Services Limited, Barclays Capital Securities Limited and certain other financial institutions were named as defendants in a civil antitrust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds from 2005 through 2015. The defendants have moved to dismiss the action.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Mexican Government Bond civil action

Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and Grupo Financiero Barclays Mexico, S.A., together with other financial institutions that deal in Mexican government bonds (MGB) are named as defendants in several putative class actions which were consolidated in the SDNY in June 2018. The class actions allege antitrust and state law claims arising out of an alleged conspiracy to fix the prices of MGB from 2006 through mid-2017.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

American Depositary Shares

Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC's Board of Directors have been named as defendants in a securities class action consolidated in the SDNY that alleges misstatements and omissions in offering documents for certain American Depositary Shares issued by Barclays Bank PLC in April 2008 with an original face amount of approximately $2.5 billion (the April 2008 Offering). The plaintiffs assert claims under the Securities Act of 1933, alleging misstatements and omissions concerning (amongst other things) Barclays Bank PLC’s portfolio of mortgage-related (including US subprime-related) securities, Barclays Bank PLC’s exposure to mortgage and credit market risk, and Barclays Bank PLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages. In June 2016, the SDNY certified the action as a class action. In September 2017, the SDNY granted the defendants’ motion for summary judgment. The plaintiffs are appealing this decision.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the action described on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) has filed a complaint against Barclays Bank PLC alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement).

Background Information

In 2008, BDC filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. A trial on liability issues concluded in April 2017 and the court’s decision is pending.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties agreed to stay this case.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period. BDC has made claims against Barclays totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA).

Background information

An amended civil complaint (the Amended Complaint), filed in the US Federal Court in the EDNY by a group of approximately 350 plaintiffs, alleges that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah and other attacks that injured or killed the plaintiffs’ family members. The plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys' fees. Defendants have moved to dismiss the Amended Complaint. In November 2017, a separate civil complaint was filed in the US Federal Court in the SDNY by a group of approximately 160 plaintiffs, alleging claims under the ATA against Barclays Bank PLC and a number of other banks substantially similar to those in the Amended Complaint. The defendants have moved to dismiss this complaint.

In May 2018, a civil complaint was filed in the US Federal Court in the Middle District of Florida by a single plaintiff acting for himself alleging claims under the ATA against Barclays Bank PLC and a number of other banks. Barclays Bank PLC has not been served with this complaint. In July 2018, the court dismissed the complaint subject to the right of the plaintiff to file a revised complaint.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions are defendants in interest rate swap and credit default swap antitrust civil actions in the SDNY.

Background information

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. The case is in discovery.

In June 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. Defendants have moved to dismiss this action. Separately, in June 2018, trueEX LLC filed an antitrust class action in the SDNY against eleven financial institutions that act as dealers in the IRS market, including Barclays Bank PLC and BCI, alleging that the defendants unlawfully conspired to block trueEX from successfully entering the market with its IRS trading platform. trueEX LLC also alleges that the defendants more generally boycotted other anonymous, all-to-all IRS trading platforms.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including Barclays, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. Barclays is cooperating with the investigation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the action described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigation into suspected money laundering related to foreign exchange transactions in South African operation

Absa Bank Limited, which was a subsidiary within the Barclays Group at the relevant time, identified potentially fraudulent activity by certain of its customers using advance payments for imports in 2014 and 2015 to effect foreign exchange transfers from South Africa to beneficiary accounts located in East Asia, the UK, Europe and the US. As a result, Barclays conducted a review of relevant activity, processes, systems and controls. Barclays is continuing to provide information to relevant authorities as part of Barclays’ ongoing cooperation.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

2.	Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

Investigations relating to retail structured deposits and capital protected structured notes

In 2015, the FCA commenced an enforcement investigation relating to the design, manufacture and sale of structured deposits by Barclays from November 2009. The investigation is at an advanced stage. In January 2018, the FCA also commenced an enforcement investigation relating to the design, manufacture and sale of capital protected structured notes by Barclays from June 2008 to July 2014.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigations on Barclays or what effect they might have upon Barclays’ operating results, cash flows or financial position in any particular period.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays, from July 2015, implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed amounts/Financial impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on Barclays or what effect that it might have upon Barclays’ operating results, cash flows or financial position in any particular period.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In March 2018 HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and unless withdrawn by HMRC would correspond to assessments of approximately £184m, inclusive of interest, of which Barclays would expect to attribute an amount of approximately £130m to Barclays Bank UK PLC and £54m to Barclays Bank PLC. At Barclays’ request, HMRC is conducting a further review, and if the assessments are not withdrawn Barclays is able to challenge the assessments by initiating proceedings with the First Tier Tribunal (Tax Chamber).

Claimed amounts/Financial impact

The total amount of the HMRC assessments is approximately £184m, inclusive of interest.

3.	Barclays PLC and Barclays Bank UK PLC

CCUK Finance Limited and CIAC Corporation

In May 2017, Barclays was served with a civil claim by CCUK Finance Limited and CIAC Corporation issued in the English High Court alleging breach of a contractual indemnity, fraudulent misrepresentation and breach of warranty arising out of the sale of a portfolio of credit cards in 2007. Barclays has filed a defence and counterclaim.

Claimed amounts/Financial impact

The claim seeks damages of not less than £1bn plus interest and costs. The damages claimed do not necessarily reflect Barclays’ potential financial exposure if a ruling were to be made against it. Barclays does not expect the financial impact of the action described above to be material to Barclays’ operating results, cash flows or financial position.

General

Barclays is engaged in various other legal, competition and regulatory matters in the UK and US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against Barclays which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

Barclays is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which Barclays is or has been engaged. Barclays is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to Barclays’ results, operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

20. Related party transactions

Related party transactions in the half year ended 30 June 2018 were similar in nature to those disclosed in the Barclays PLC Annual Report 2017. No related party transactions that have taken place in the half year ended 30 June 2018 have materially affected the financial position or the performance of the Barclays Group during this period.

21. Transition disclosures

Impairment allowance reconciliations

Reconciliation from IAS 39 to IFRS 9 - financial assets under IFRS 9 subject to an increase in impairment allowance

The table below reconciles the closing impairment allowances for financial assets in accordance with IAS 39, and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets as at 31 December 2017, and the opening ECLs determined in accordance with IFRS 9 as at 1 January 2018.

Reconciliation of impairment allowance and provisions
	As at 31.12.17			As at 01.01.18
	Impairment allowance under IAS 39 or provisions under IAS 37	Reclassification impact	Additional IFRS 9 impairment allowance	Impairment allowance under IFRS 9
	£m	£m	£m	£m
Loans and advances at amortised cost and other assets1	4,652	(52)	2,508	7,108
Available for sale investments/financial assets at fair value through other comprehensive income	38	(38)	3	3
Total on-balance sheet	4,690	(90)	2,511	7,111

Provision for undrawn contractually committed facilities and guarantee contracts	79	-	341	420
Total impairment and provision	4,769	(90)	2,852	7,531

1	Includes impairment of £5m for cash collateral and settlement balances and £1m for other assets.

●
The introduction of IFRS 9 has increased the total impairment allowance held by Barclays by £2.8bn, from £4.8bn as at 31 December 2017 to £7.5bn as at 1 January 2018, as a result of earlier recognition of impairment allowances

●	The reclassification impact is due to assets moving to a fair value through income statement treatment that do not have an impairment allowance under IFRS 9

Balance sheet movement – impact of transition to IFRS 9 and IFRS 15
The table below presents the impact of the changes to balance sheet presentation and of the transition to IFRS 9 and IFRS 15 on Barclays PLC’s balance sheet showing separately the changes arising from reclassification and any associated remeasurement, and the impact of increased impairment.

	As at 31.12.17		As at 31.12.17					As at 01.01.18
	Published IAS 39 carrying amount	Balance sheet presentation changes1	Revised IAS 39 carrying amount	IFRS 15 impact1	IFRS 9 presentation changes1	IFRS 9 classification and measurement	IFRS 9 impairment change	IFRS 9 carrying amount

Assets	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	171,082	-	171,082	-	-	-	-	171,082
Items in the course of collection from other banks	2,153	(2,153)	-	-	-	-	-	-
Loans and advances to banks	35,663	(35,663)	-	-	-	-	-	-
Loans and advances to customers	365,552	(365,552)	-	-	-	-	-	-
Cash collateral and settlement balances	-	77,168	77,168	-	-	(2,389)	(5)	74,774
Loans and advances at amortised cost	-	324,048	324,048	-	5,109	(9,467)	(2,502)	317,188
Reverse repurchase agreements and other similar secured lending	12,546	-	12,546	-	-	(11,949)	-	597
Trading portfolio assets	113,760	-	113,760	-	-	413	-	114,173
Financial assets designated at fair value	116,281	(116,281)	-	-	-	-	-	-
Financial assets at fair value through the income statement2	-	116,281	116,281	-	-	23,930	-	140,211
Derivative financial instruments	237,669	-	237,669	-	-	-	-	237,669
Financial investments	58,916	(1)	58,915	-	(57,414)	(1,501)	-	-
Financial assets at fair value through other comprehensive income	-		-	-	52,305	936	-	53,241
Investments in associates and joint ventures	718	-	718	-	-	(19)	-	699
Goodwill and intangible assets	7,849	-	7,849	-	-	-	-	7,849
Property, plant and equipment	2,572	-	2,572	-	-	-	-	2,572
Current tax assets	482	-	482	-	-	-	-	482
Deferred tax assets	3,457	-	3,457	(22)	-	-	649	4,084
Retirement benefit assets	966	-	966	-	-	-	-	966
Prepayments, accrued income and other assets	2,389	(2,389)	-	-	-	-	-	-
Other assets	-	4,542	4,542	89	-	31	(1)	4,661
Assets included in disposal groups classified as held for sale	1,193	-	1,193	-	-	-	-	1,193
Total assets	1,133,248	-	1,133,248	67	-	(15)	(1,859)	1,131,441

1	For further details, refer to Note 1, Basis of preparation on pages 55 to 60.
2	Comprised of mandatory fair value assets of £130.2bn and designated fair value assets of £10.0bn.

	As at 31.12.17		As at 31.12.17					As at 01.01.18
	Published IAS 39 carrying amount	Balance sheet presentation changes1	Revised IAS 39 carrying amount	IFRS 15 impact1	IFRS 9 presentation changes	IFRS 9 classification and measurement	IFRS 9 impairment change	IFRS 9 carrying amount

Liabilities	£m	£m	£m	£m	£m	£m	£m	£m
Deposits from banks	37,723	(37,723)	-	-	-	-	-	-
Deposits at amortised cost	-	398,701	398,701	-	-	(18,860)	-	379,841
Items in the course of collection due to other banks	446	(446)	-	-	-	-	-	-
Customer accounts	429,121	(429,121)	-	-	-	-	-	-
Cash collateral and settlement balances	-	68,143	68,143	-	-	(2,218)	-	65,925
Repurchase agreements and other similar secured borrowing	40,338	-	40,338	-	-	(25,285)	-	15,053
Debt securities in issue	73,314	-	73,314	-	-	-	-	73,314
Subordinated liabilities	23,826	-	23,826	-	-	-	-	23,826
Trading portfolio liabilities	37,351	-	37,351	-	-	-	-	37,351
Financial liabilities designated at fair value	173,718	-	173,718	-	-	46,365	-	220,083
Derivative financial instruments	238,345	-	238,345	-	-	-	-	238,345
Current tax liabilities	586	-	586	-	-	-	-	586
Deferred tax liabilities	44	-	44	-	-	-	-	44
Retirement benefit liabilities	312	-	312	-	-	-	-	312
Accruals, deferred income and other liabilities	8,565	(8,565)	-	-	-	-	-	-
Other liabilities	-	9,011	9,011	-	-	-	-	9,011
Provisions	3,543	-	3,543	-	-	-	341	3,884
Total liabilities	1,067,232	-	1,067,232	-	-	2	341	1,067,575

Equity
Called up share capital and share premium	22,045	-	22,045	-	-	-	-	22,045
Other reserves	5,383	-	5,383	-	-	(139)	3	5,247
Retained earnings	27,536	-	27,536	67	-	122	(2,203)	25,522
Other equity instruments	8,941	-	8,941	-	-	-	-	8,941
Total equity excluding non-controlling interests	63,905	-	63,905	67	-	(17)	(2,200)	61,755
Non-controlling interests	2,111	-	2,111	-	-	-	-	2,111
Total equity	66,016	-	66,016	67	-	(17)	(2,200)	63,866

Total liabilities and equity	1,133,248	-	1,133,248	67	-	(15)	(1,859)	1,131,441

1	For further details, refer to Note 1, Basis of preparation on pages 55 to 60.

IFRS 9 classification and measurement

This column represents the changes to the balance sheet from classification and measurement. The net effect is a decrease in shareholders’ equity of £17m, with no significant offsetting movements. The classification changes include the transfer of certain Barclays International Prime Services and Equities positions from an amortised cost to a fair value approach.

IFRS 9 impairment change

Additional impairment from the adoption of IFRS 9 is shown in the impairment change column. The increase in impairment results in the recognition of a deferred tax asset that will amortise to current tax over time. The post-tax impact is a reduction in shareholders’ equity of £2.2bn. Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

22. Barclays PLC parent company balance sheet

	As at	As at
	30.06.18	31.12.17
Assets	£m	£m
Investment in subsidiaries	55,379	39,354
Loans and advances to subsidiaries	27,776	23,970
Financial assets at fair value through the income statement	4,615	4,782
Derivative financial instruments	115	161
Other assets	376	202
Total assets	88,261	68,469

Liabilities
Deposits at amortised cost	525	500
Subordinated liabilities	6,606	6,501
Debt securities in issue	27,883	22,110
Other liabilities	116	153
Total liabilities	35,130	29,264

Equity
Called up share capital	4,278	4,265
Share premium account	17,866	17,780
Other equity instruments	8,943	8,943
Other reserves	394	480
Retained earnings	21,650	7,737
Total equity	53,131	39,205

Total liabilities and equity	88,261	68,469

Investment in subsidiaries

The investment in subsidiaries of £55,379m (December 2017: £39,354m) predominantly relates to investments made into Barclays Bank PLC, and £8,986m (December 2017: £8,986m) of AT1 securities. The increase of £16,025m during the period was driven by the £14,025m holding in Barclays Bank UK PLC and a £2,000m capital injection into Barclays Bank PLC.

Loans and advances to subsidiaries, subordinated liabilities and debt securities in issue

During H118, Barclays PLC issued $4,500m of Fixed and Floating Rate Senior Notes, £1,500m Fixed Rate Senior Notes, €1,055m Fixed Rate Senior Notes and AUD 600m Fixed and Floating Rate Senior Notes included within the debt securities in issue balance of £27,833m (December 2017: £22,110m). Barclays PLC did not issue any subordinated liabilities in the period.

Other reserves

As a result of the adoption of IFRS 9 on 1 January 2018, the available for sale reserve of £86m has been transferred to retained earnings.

Retained earnings

Following the receipt of a dividend in specie from Barclays Bank PLC, representing its holding in Barclays Bank UK PLC, retained earnings increased from £7,737m to £21,650m in H118.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in the subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC and other Barclays Group subsidiaries such as Barclays Bank UK PLC, the Group Service Company and the US Intermediate Holding Company (IHC). In June 2018 the Bank of England published its updated statement of policy on “The Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL)”. Accordingly, during the course of the second half of 2018 Barclays expects to restructure certain investments in subsidiaries, including to subordinate internal MREL beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which will be in effect from 1 January 2019.

Appendix: Non-IFRS Performance Measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Barclays Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 36.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 95.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 95.

Cost: income ratio	Operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 27.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 25.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 102.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 96 to 102.

Returns

Return on average tangible equity is calculated as annualised profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2017: 12.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Barclays Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Attributable profit/(loss)	Tax credit in respect of interest payments on other equity instruments	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Half year ended 30.06.18	£m	£m	£m	£bn	%
Barclays UK	426	21	447	10.0	9.0
Corporate and Investment Bank	1,372	62	1,434	26.0	11.0
Consumer, Cards and Payments	491	8	499	4.7	21.2
Barclays International	1,863	70	1,933	30.7	12.6
Head Office	(1,821)	2	(1,819)	3.1	n/m
Barclays Group	468	93	561	43.8	2.6

Half year ended 30.06.17
Barclays UK	185	18	203	8.8	4.6
Corporate and Investment Bank	1,083	45	1,128	23.3	9.7
Consumer, Cards and Payments	573	9	582	4.2	28.0
Barclays International	1,656	54	1,710	27.5	12.4
Head Office1	(298)	-	(298)	8.2	n/m
Barclays Non-Core	(419)	10	(409)	4.9	n/m
Africa Banking discontinued operation1	(2,335)	-	(2,335)	n/m	n/m
Barclays Group	(1,211)	82	(1,129)	49.4	(4.6)

1	Average allocated tangible equity for Africa Banking is included within Head Office.

Performance measures excluding litigation and conduct

	Half year ended 30.06.18
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Operating expenses	(2,387)	(3,559)	(1,109)	(4,668)	(1,661)	(8,716)
Impact of litigation and conduct	414	13	49	62	1,566	2,042
Operating expenses excluding litigation and conduct	(1,973)	(3,546)	(1,060)	(4,606)	(95)	(6,674)

Total income	3,624	5,379	2,136	7,515	(205)	10,934

Cost: income ratio excluding litigation and conduct	54%	66%	50%	61%	n/m	61%

Profit before tax
Profit/(loss) before tax	826	2,010	700	2,710	(1,877)	1,659
Impact of litigation and conduct	414	13	49	62	1,566	2,042
Profit/(loss) before tax excluding litigation and conduct	1,240	2,023	749	2,772	(311)	3,701

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	426	1,372	491	1,863	(1,821)	468
Post-tax impact of litigation and conduct	412	10	36	46	1,531	1,989
Attributable profit/(loss) excluding litigation and conduct	838	1,382	527	1,909	(290)	2,457
Tax credit in respect of interest payments on other equity instruments	21	62	8	70	2	93
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	859	1,444	535	1,979	(288)	2,550

Return on average tangible shareholders' equity
Average tangible shareholders' equity (£bn)	10.0	26.0	4.7	30.7	3.1	43.8

Return on average tangible shareholders' equity excluding litigation and conduct	17.3%	11.1%	22.7%	12.9%	n/m	11.6%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,067

Basic earnings per ordinary share excluding litigation and conduct						14.9p

	Half year ended 30.06.17
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group1
Cost: income ratio	£m	£m	£m	£m	£m	£m
Operating expenses	(2,628)	(3,697)	(1,023)	(4,720)	(100)	(7,732)
Impact of litigation and conduct	695	7	2	9	11	743
Operating expenses excluding litigation and conduct	(1,933)	(3,690)	(1,021)	(4,711)	(89)	(6,989)

Total income	3,661	5,346	2,402	7,748	2	10,881

Cost: income ratio excluding litigation and conduct	53%	69%	43%	61%	n/m	64%

Profit before tax
Profit/(loss) before tax	634	1,715	902	2,617	(263)	2,341
Impact of litigation and conduct	695	7	2	9	11	743
Profit/(loss) before tax excluding litigation and conduct	1,329	1,722	904	2,626	(252)	3,084

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	185	1,083	573	1,656	(298)	(1,211)
Post-tax impact of litigation and conduct	688	5	1	6	8	722
Attributable profit/(loss) excluding litigation and conduct	873	1,088	574	1,662	(290)	(489)
Tax credit in respect of interest payments on other equity instruments	18	45	9	54	-	82
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	891	1,133	583	1,716	(290)	(407)

Return on average tangible shareholders' equity
Average tangible shareholders' equity (£bn)	8.8	23.3	4.2	27.5	8.2	49.4

Return on average tangible shareholders' equity excluding litigation and conduct	20.3%	9.7%	28.0%	12.5%	n/m	(1.6%)

Basic earnings per ordinary share
Basic weighted average number of shares (m)						16,989

Basic loss per ordinary share excluding litigation and conduct						(2.4p)

1	Barclays Group results also included Barclays Non-Core and the Africa Banking discontinued operation for the half year ended 30 June 2017.

Barclays Group
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(3,391)	(5,325)	(4,369)	(3,355)	(4,113)	(3,619)	(4,319)	(4,322)
Impact of litigation and conduct	81	1,961	383	81	715	28	97	741
Operating expenses excluding litigation and conduct	(3,310)	(3,364)	(3,986)	(3,274)	(3,398)	(3,591)	(4,222)	(3,581)

Total income	5,576	5,358	5,022	5,173	5,058	5,823	4,992	5,446

Cost: income ratio excluding litigation and conduct	59%	63%	79%	63%	67%	62%	85%	66%

Profit before tax
Profit/(loss) before tax	1,895	(236)	93	1,107	659	1,682	330	837
Impact of litigation and conduct	81	1,961	383	81	715	28	97	741
Profit before tax excluding litigation and conduct	1,976	1,725	476	1,188	1,374	1,710	427	1,578

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	1,232	(764)	(1,294)	583	(1,401)	190	99	414
Post-tax impact of litigation and conduct	59	1,930	351	77	703	19	52	726
Attributable profit/(loss) excluding litigation and conduct	1,291	1,166	(943)	660	(698)	209	151	1,140
Tax credit in respect of interest payments on other equity instruments	47	46	49	43	44	38	39	31
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	1,338	1,212	(894)	703	(654)	247	190	1,171

Return on average tangible shareholders' equity
Average tangible shareholders' equity (£bn)	43.5	44.2	48.1	48.9	49.3	49.4	48.9	49.4

Return on average tangible shareholders' equity excluding litigation and conduct	12.3%	11.0%	(7.4%)	5.7%	(5.3%)	2.0%	1.6%	9.5%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,067	17,037	16,996	16,994	16,989	16,924	16,860	16,866

Basic earnings/(loss) per ordinary share excluding litigation and conduct	7.8p	7.1p	(5.3p)	4.1p	(3.8p)	1.5p	1.1p	6.9p

Barclays UK
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(971)	(1,416)	(1,229)	(991)	(1,673)	(955)	(1,065)	(1,518)
Impact of litigation and conduct	3	411	53	11	699	(4)	28	614
Operating expenses excluding litigation and conduct	(968)	(1,005)	(1,176)	(980)	(974)	(959)	(1,037)	(904)

Total income	1,836	1,788	1,870	1,852	1,820	1,841	1,828	1,943

Cost: income ratio excluding litigation and conduct	53%	56%	63%	53%	54%	52%	57%	47%

Profit before tax
Profit/(loss) before tax	656	170	452	661	(74)	708	583	75
Impact of litigation and conduct	3	411	53	11	699	(4)	28	614
Profit before tax excluding litigation and conduct	659	581	505	672	625	704	611	689

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	464	(38)	245	423	(285)	470	383	(163)
Post-tax impact of litigation and conduct	1	411	37	8	691	(3)	(3)	627
Attributable profit excluding litigation and conduct	465	373	282	431	406	467	380	464
Tax credit in respect of interest payments on other equity instruments	9	12	13	9	9	9	7	7
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	474	385	295	440	415	476	387	471

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	10.1	9.8	9.6	9.4	8.7	8.9	8.6	8.7

Return on average allocated tangible equity excluding litigation and conduct	18.8%	15.7%	12.3%	18.7%	19.1%	21.5%	18.0%	21.6%

Barclays International
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(2,353)	(2,315)	(2,948)	(2,187)	(2,272)	(2,448)	(2,798)	(2,354)
Impact of litigation and conduct	47	15	255	5	(4)	13	17	17
Operating expenses excluding litigation and conduct	(2,306)	(2,300)	(2,693)	(2,182)	(2,276)	(2,435)	(2,781)	(2,337)

Total income	3,707	3,808	3,319	3,315	3,610	4,138	3,592	3,851

Cost: income ratio excluding litigation and conduct	62%	60%	81%	66%	63%	59%	77%	61%

Profit before tax
Profit before tax	1,297	1,413	6	652	1,261	1,356	373	1,085
Impact of litigation and conduct	47	15	255	5	(4)	13	17	17
Profit before tax excluding litigation and conduct	1,344	1,428	261	657	1,257	1,369	390	1,102

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	890	973	(1,168)	359	819	837	43	623
Post-tax impact of litigation and conduct	34	12	250	4	(3)	9	14	17
Attributable profit/(loss) excluding litigation and conduct	924	985	(918)	363	816	846	57	640
Tax credit in respect of interest payments on other equity instruments	36	34	34	32	27	27	23	20
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	960	1,019	(884)	395	843	873	80	660

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	31.4	30.1	28.5	28.9	27.4	27.7	26.6	25.7

Return on average allocated tangible equity excluding litigation and conduct	12.2%	13.6%	(12.4%)	5.5%	12.3%	12.6%	1.2%	10.3%

Corporate and Investment Bank
	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Profit/(loss) before tax	835	1,175	(252)	593	925	790	155	885
Impact of litigation and conduct	-	13	255	5	(4)	11	15	17
Profit before tax excluding litigation and conduct	835	1,188	3	598	921	801	170	902

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	567	805	(1,256)	340	623	460	(86)	488
Post-tax impact of litigation and conduct	-	10	250	4	(3)	8	13	17
Attributable profit/(loss) excluding litigation and conduct	567	815	(1,006)	344	620	468	(73)	505
Tax credit in respect of interest payments on other equity instruments	33	29	29	28	22	23	20	17
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	600	844	(977)	372	642	491	(53)	522

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	26.4	25.6	24.3	24.8	23.3	23.5	22.6	21.9

Return on average allocated tangible equity excluding litigation and conduct	9.1%	13.2%	(16.1%)	6.0%	11.1%	8.3%	(0.9%)	9.5%

Consumer, Cards and Payments

Profit before tax
Profit before tax	462	238	258	59	336	566	218	200
Impact of litigation and conduct	47	2	-	-	-	2	2	-
Profit before tax excluding litigation and conduct	509	240	258	59	336	568	220	200

Profit attributable to ordinary equity holders of the parent
Attributable profit	323	168	88	19	196	377	129	135
Post-tax impact of litigation and conduct	34	2	-	-	-	1	1	-
Attributable profit excluding litigation and conduct	357	170	88	19	196	378	130	135
Tax credit in respect of interest payments on other equity instruments	3	5	5	4	5	4	3	3
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	360	175	93	23	201	382	133	138

Return on average allocated tangible equity
Average allocated tangible equity (£bn)	5.0	4.5	4.2	4.2	4.1	4.2	4.0	3.7

Return on average allocated tangible equity excluding litigation and conduct	28.9%	15.7%	9.0%	2.2%	19.4%	36.5%	13.3%	14.8%

Head Office	Q218	Q118	Q417	Q317	Q217	Q117	Q416	Q316
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit before tax	(58)	(1,819)	(365)	(206)	(122)	(141)	162	(229)
Impact of litigation and conduct	31	1,535	75	65	1	10	1	8
(Loss)/profit before tax excluding litigation and conduct	(27)	(284)	(290)	(141)	(121)	(131)	163	(221)

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(122)	(1,699)	(371)	(199)	(175)	(123)	223	(203)
Post-tax impact of litigation and conduct	24	1,507	64	65	1	7	1	8
Attributable (loss)/profit excluding litigation and conduct	(98)	(192)	(307)	(134)	(174)	(116)	224	(195)

Tangible net asset value	As at	As at	As at
	30.06.18	31.12.17	30.06.17
	£m	£m	£m
Total equity excluding non-controlling interests	61,055	63,905	63,866
Other equity instruments	(8,938)	(8,941)	(7,694)
Goodwill and intangibles	(7,871)	(7,849)	(7,724)
Tangible shareholders' equity excluding non-controlling interests attributable to ordinary shareholders of the parent	44,246	47,115	48,448

	m	m	m
Shares in issue	17,110	17,060	17,034

	p	p	p
Tangible net asset value per share	259	276	284

Shareholder Information

Results timetable1			Date
Ex-dividend date			9 August 2018
Dividend record date			10 August 2018
Scrip reference share price set and made available to shareholders			16 August 2018
Cut off time of 4.30 pm (UK time) for the receipt of Mandate Forms or Revocation Forms (as applicable)			24 August 2018
Dividend payment date/first day of dealing in new shares			17 September 2018
Q3 2018 Results Announcement			24 October 2018

For qualifying US and Canadian resident ADR holders, the interim dividend of 2.5p per ordinary share becomes 10.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

				% Change3
Exchange rates2	30.06.18	31.12.17	30.06.17	31.12.17	30.06.17
Period end - USD/GBP	1.32	1.35	1.30	(2%)	2%
6 month average - USD/GBP	1.38	1.32	1.26	5%	10%
3 month average - USD/GBP	1.36	1.33	1.28	2%	6%
Period end - EUR/GBP	1.13	1.13	1.14	-	(1%)
6 month average - EUR/GBP	1.14	1.12	1.16	2%	(2%)
3 month average - EUR/GBP	1.14	1.13	1.16	1%	(2%)

Share price data
Barclays PLC (p)	189.00	203.10	202.75
Barclays PLC number of shares (m)	17,110	17,060	17,034

For further information please contact

Investor relations	Media relations
Lisa Bartrip +44 (0) 20 7773 0708	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.